SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 July 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Corporation Limited – Fixed Income Investor Presentation
Telstra signs an access pricing deal with Optus
Global Debt Issuance Program – Supplemental Information Memorandum
Sensis exceeds Full Year 04 targets
Notice of Change of Interests of Substantial Holder
Appendix 3Y – Change of Directors’ Interest Notice
Telstra unveils Future Network Evolution and Product Strategy
Telstra Technology, Innovation and Products – Operational Briefing

Telstra Corporation Limited Fixed Income Investor Presentation John Stanhope Chief Financial Officer

Disclaimer
- The financial information in this pack is based on publicly released financial results of Telstra as at July 2004. Telstra will be releasing its financial results for 2003/2004 on 12 August, 2004.
- Estimates in this pack have been developed by Telstra based on information and assumptions known to date. They are subject to uncertainties at this stage.
- Actual results could vary materially from these estimates. They are not a forecast or a representation by Telstra or any other person as to what will happen in the future.

Agenda Economy Telstra Business and Strategy Financials Regulation Debt Management Summary

Economy

Australia — key statistics Economic Forecasts — Key Variables Key Statistics: • GDP US$430b (2002/03) • Population 20.1million • Land Mass Area: 7.7 million square kms (similar size to USA or Europe) Coastline: 60 million metres Source: Telstra Economics & Financial Analysis Unit * Year average level (f) = Telstra Chief Economist Forecast Australia has stable political environment and a diverse economic base 5.8% 5.8% 5.9% 5.3% 5.9% 10 year bond yields* 72.5 74.4 71.3 58.9 52.5 USc/A$* 6.1% 5.9% 5.7% 6.1% 6.6% Unemployment Rate* 1.4% 1.4% 1.3% 2.5% 1.1% Employment 3.3% 3.2% 3.6% 3.5% 3.3% Wages 2.5% 2.4% 2.3% 3.1% 2.9% CPI 3.2% 3.2% 3.7% 2.8% 3.9% GDP 05-06 (f) 04-05 (f) 03-04 (f) 02-03 01-02 Variable
Source: Telstra Economics & Financial Analysis Unit * Year average level (f) = Telstra Chief Economist Forecast Australia has stable political environment and a diverse economic base

USA China India France Germany Indon. Japan NZ UK Australia Australia — key statistics Source: Telstra Economics & Financial Analysis Unit GROWTH IN MAJOR ECONOMIES Real GDP Growth over Year to March 2004 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% Japan US Australia UK France Canada GermanyItaly (f) INDUSTRY COMPOSITION OF AUSTRALIA Based on year to March 2004 NOMINAL GDP per CAPITA 0 5000 10000 15000 20000 25000 30000 35000 40000 US Japan UK France Germany Canada Australia Italy World average POPULATION DENSITY Persons per km2 0 50 100 150 200 250 300 350 400 Government 17% Finance 21% Communications 3% Wholesale / retail 13% Construction 8% Manufacturing 13% Agriculture 4% Other 21%

Broad implications for communications sector
INDUSTRY GROWTH & COMMUNICATIONS INTENSITY Agriculture Manufacturing Construction Trans,Storage, Comms Public Admin Communications Intensity (2002/03) = Comms Usage as % of Output Compound Industry Real Growth 04-05 to 06-07 Growth outlook real growth in communications services of 5% is likely over the next few years; Intensity Real Growth COMMS DEMAND AND GDP GROWTH 0% 2% 4% 6% 8% 10% 12% Comms Demand (Consumer & Business) GDP 94/95 95/96 96/97 97/98 98/99 99/00 00/01 01/02 02/03 03/04 04/05 05/Demand GDP

Telstra

Telstra — who are we? Australia’s leading information services and telecommunications company 13th largest telcoglobally by market capitalisation (30 Jun 03) Full service, fully integrated operating model Telstra has in Australia: -Access: 10.4m lines -Mobiles: 7.2m customers -Online: 1.8m internet -PayTV: 0.86m customers International presence in New Zealand, Hong Kong and regional networks Continuous, rigorous public, political and regulatory scrutiny Telstra - a world class company

Ownership Commonwealth of Public & Institutions AustraliaInternational Australian (election expected within next 6 months)Retail Institutions Institutions (25%)(16%)(7%) 51% 49% Full Market Capitalisation: A$ 63b(1) (€ 36b) Market Cap. (Free Float): A$ 31b(1) (€ 18b) Shareholders: 1.7 m IPO 1997 (33.3%) + (1)Valued at $5.00 per TLS share. Exchange Secondary offering 1999 (16.6%)

Strength from full service fully integrated modelVirtualInternetMobileDataPrivate(CDMA & GSM)NetworksLongLast MileSatellitePSTNDistanceAccessServicesBroadbandBroadbandIDDDirectories HFCADSLResearch &RegionalPay TVContent VenturesDevelopmentInvestmentsAll products, all marketstotal communications and entertainment solution

Business & Strategy

Telstra’s market share strong across the board LocalDomestic LDInternational LDMobile*Basic Access 17%*15%* 53%45%76% 66% 75% Sensis Advertising Data**Internet & IP**BroadbandNarrowband (main media) 13% 24% 39% 47% 23% Subscription TV Telstra Other *Market Shares as at Oct 312003 Retail Wholesale**Market Shares as at June 2003 Source: Product Full service model Management is a competitive advantage

Diverse revenue streams Intercarrier Solutions Various Services Management Controlled Data & Internet6%2%Entities 14%7% Other Sales & Service* 5% Inbound Calling Growth from Core: Products 2%• Internet & IP Solutions Basic Access• Mobiles wireless data 15% • Advertising and Directories Mobiles(Sensis) 19%Local SensisPSTN Calls (Advertising International Fixed to National Value 7% & Directories)DirectMobileLong Added 7%1%8%Distance Services 6%1% Strength and stability *Other Sales & Service includes other sales & service, payphones & customer premise through diversity

A paradigm shift is underway YesterdayTomorrow Fixed network Broadband and serviceseverywhereUbiquitous wireless Mobile network and servicesIP NETWORK Internet network PSTNMulti-access and servicesaccessinnovative devices The shift to IP can be managed effectively

3G- carefully managing our options

Australia

- 2.5G networks (1xRTT and GPRS) meeting existing demand
- Demand led technology change and competition will determine timing
- Options to infrastructure share

New Zealand - TelstraClear

- To improve the mobile offering
- Options to build or share
- Modest capex to build

Hong Kong - CSL Mobiles

- plan to launch 3G next year when competitive environment, content & handsets suitable
- higher quality and reliability to simulate data usage

3G is a long term proposition
and will be demand led

Telstr

3G-carefully managing our optionsAustralia-2.5G networks (1xRTT and GPRS) meeting existing demand-Demand led technology change and competition will determine timing-Options to infrastructure shareNew Zealand -TelstraClear-To improve the mobile offering-Options to build or share-Modest capex to buildHong Kong -CSL Mobiles-plan to launch 3G next year when competitive environment, content & handsets suitable-higher quality and reliability to simulate data usage3G is a long term propositionand will be demand led

Reach refinancing


Telstra & PCCW
US$ 311m
Bank Syndicate
US$ 1.2b Loan
Working Capital
US$ 50m
REACH

- Formed in Feb. 01
- Combined international wholesale of Telstra and CWHK (PCCW)
- REACH provides:
  - Voice, Internet and data connectivity services
  - Major hubs and access to extensive points of presence
- Operations impacted by excess global capacity and consequent price wars:
  - Investment written off in Dec. 02
  - Capital restructure in Apr. 03

Full and final settlement
with bank syndicate

Reach refinancing Formed in Feb. 01 Combined international US$ 311mwholesale of Telstra and CWHK Telstra & Bank(PCCW) PCCW Syndicate REACH provides: US$ 1.2b Loan- Voice, Internet and data connectivity services or i k- Major hubs and access to Un g S$Cextensive points of presence 5 a 0 m p i l ta Operations impacted by excess global capacity and consequent price wars: REACH- Investment written off in Dec. 02 -Capital restructure in Apr. 03 Full and final settlement with bank syndicate

FOXTEL-combining broadband with broadcast Joint venture - Telstra 50%, News Ltd 25%, PBL 25% Penetration is 23% -strong growth opportunity Product bundling is a key element Digital is now taking off Interactive content will drive connectivity demand over time FOXTEL is delivering a superior TV experience

Driving customer satisfaction Activation -Performance Levels100%Assurance -Performance Levels 100% 95% 95% 90% 90% 85% 85% 80% 80% 75%75% % Within Target70%% Within Target70% 65%65% (Customer Service Guarantee) 60%(Customer Service Guarantee) 60% 55% 55% 50% 50% Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec- Dropout Rate — CDMA & GSM MobileOmbudsman Complaints 3.0 80% (Infrastructure Services) 2.570% 60% 2.0CDMA 50% 1.5 40% % Call Dropout 1.0GSM30% Service Complaints20% 0.5 10% 0.0 0% Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Improvements in Customer Service achieved while costs contained deactivated per month (postpaid) Domestic PostpaidMobile churn is stable 2% r 1% Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Note: When additions are taken into account there is a net positive growth in post paid mobiles Full service integrated model holds churn down managing customer churn — fixed line net services lost per monthFixed line churn improving50Local Call resale4030Long Distance2010AccessServices lost (‘000) per month0Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04Full service integrated model helpsdrive churn down

Capital management drivers Stable operating and regulatory environment Focus on domestic core business (includes NZ market) Robust cash flows Ongoing productivity improvements Limited exposure to high risk Asian markets No access to equity before T3 Outcome of strategic review resulted in reset target financial parameters

Capital management approach Target financial parameters- Gearing (ND/ND+SHF):45% to 55%- Interest cover (EBITDA/NET INT): > 8 times- Debt cover (NET DEBT/EBITDA):1.3 to 1.7 times- 80% ordinary dividend out of normal profits Provides scope for:- A$ 1.5b pa capital return over next 3 years- modest acquisitionsParameters reflectstable business and strong cash flows

Financials

5 year financial summary Year ended 30 June (1) A$b199920002001 2002 2003 Total revenue18.220.623.1 (3)20.921.7 EBITDA 8.48.69.89.59.2 EBIT 5.85.97.06.25.7 Profit after tax & minorities 3.53.74.13.7 (4)3.4 (4) Shareholders’ equity (3)10.311.613.714.115.4 Operating cashflow6.66.56.67.17.1 Return on average equity (%) 29.933.732.726.8 (4)23.2 (4) Free cashflow (after capex)2.51.70.2 (2)3.84.6 Operating capex4.34.74.43.53.3 Audited annual financial statementsas per AGAAP After providing A$ 2.8b cash flow for Asian JVs (PCCW)Telstra shown steady performance Includes A$ 3b from revenue from sale of assets (PCCW JV) Note: Approx. A$ 1b write down in CSL YE 02 and approx. through period of industry turmoil

Underlying results (1H 04) $b (except EBITDA Margin)1H031H04% Sales Revenue 10.510.5(0.1) Domestic Sales Revenue9.59.71.8 Operating Expenses5.55.3(4.1) EBITDA 5.15.33.9 EBIT3.43.53.0 NPAT & MI 2.02.15.7 EBITDA Margin (%)48.450.42.0 Free Cash Flow1.51.818.2 •FY 1/7 to 30/6 •% calculated on actual numbersMargin expansion •% movement •Adjusted for large one off assets sales driven by operating cost reductions

CAPEX prioritisationand allocation process PROPOSALS:PRIORITISATION BY:=OUTCOME •Strategic DiscretionaryAlignment • Value Investment• Risk • Portfolio balance Strategic Business Unit Customer Demand• Sales targets InvestmentProgressive •Service levels SponsorshipRevenue Reviews •Unit costs Generating • Network design CAPEX rules Targets Asset Replacement + • Risk analysis Operational Support Legal + Regulatory• Risk analysis Capitalised Interest• As is Capexsponsorship modelTotal = $3b drives prioritisation and trade-off decisions

Operating expenses under control Underlying operating expenses $10,191m-1.8%$10,004m - reintegration of network build staff Labour$2,871m$2,839m- steady staff numbers — small salary increases - international traffic payments Direct Cost - reduced prices $3,741m $3,252m of Sales - discretionary costs controlled -IT and service payments controlled Other Operating $3,830m $3,573m Expenses Numbers may change when annual results announced 12th August due to changes in presentation, inclusion of TelstraClear, and restructuring costs FY 2002FY 2003FY 2004 Strong focus on cost control and productivity has contained opex

Telstra path to value creation Higher Growth+ Lower Costs=Financial Outcomes •Wireless• Service Rationalisation• Margin maintenance •Broadband• Network Rationalisation• EPS growth •Advertising• IT Savings• Cash flow growth •Digital Entertainment• 6 Sigma Methodology Market share growing A$800m reduction by FY 06Improving performance above industry average Strong focus on improving domestic core business

Regulation

Industry/Regulatory framework Ombudsman ConsumerCompetition TIO policypolicy •Price Caps •Service quality• Access deficit• Conduct regime •USO• Investment • Access regime •Other (eg free DA)impact ACAACCC Technical regulationACIF ACCC = The Australian Competition and Consumer CommissionAustralia has a well developed ACA = Australian Communications Authority ACIF = Australian Communications Industry Forumcompetitive Telco environment

Australian regulatory environment 1992 — competition introduced (2 network carrier licenses, 3 mobiles) 1997 — open competition (unlimited entry) Social regulation: - minimum national fixed line service (USO=Universal Service Obligation) - price cap of CPI+4% for basic access with offsetting CPI-4.5% reductions in fixed calls — service standards for outlying regions Competition regulation: -A regulated access pricing ( scope for commercial negotiations) -Local number portability 1997 -Mobile number portability 2001 -Broadband Competition Notice issued Mar. 04 (under review & expected to be revoked in July) Note: Price caps now apply to less than 50% of Telstra’srevenues Telstra has demonstrated a track record of effectively managing regulation

Regulatory issues for current year Indicative dates April 2004June 2004July 2004July 2004July 2004Aug 2004 Accounting USOBroadband Final decision MobilePrice caps separation reports reviewcompetition on access termination review released noticeundertakings (determination made) Regulatory risks are being proactively managed

Debt Management

perspective Capability to access multiple markets Diversity of sources (active and strong presence domestic and offshore) Long term mindset (investor satisfaction, market awareness, “win-win” outcomes) Strong visibility and market presence Position Telstra as a regular, well-understood, premium issuer

Debt maturity profile A$bCurrent Profile v Target : Years Av. MaturityDuration Current4.43.6 Target4 Q63 Q5 Focus area Focus area 04/05 05/06 06/07 07/08 08/09 09/10 10/11 11/12 12/13 13/14 14/15 15/16 16/17 17+ Next borrowing targeted at around 10 years maturity

04/05 funding requirements and sources Funding Requirements:A$ b -Maturing long term debt2.2 -Additional investments (organic / acquisitive)1.0 -Capital return1.5 Total4.7 Funding Sources -Net internal cashflow 1.7 -Reduction in liquid assets0.2 -Increased short term borrowings0.3 -Long term borrowings 2.5 Total4.7 Note: Approximate only. Are Long term borrowings of $2.5b planned - adjusted continually over year to reflect cash flows, capital principally replacing maturing debt $2.2b

Target financial parameters
(year end June 30)

1. Payout Ratio


%
150
100
50
0
Target Zone 80 – 100%
SD
SD
1999 2000 2001 2002 2003
Weaker
Stronger

2. Gearing – Net Debt / ND+SHF


%
55
50
45
40
35
30
Target Zone 45 - 55%
1999 2000 2001 2002 2003
Weaker
Stronger

3. Interest Cover – EBITDA/ Net Int Exp


Times
15
10
5
0
Target Zone Greater than 8 times
1999 2000 2001 2002 2003
Stronger
Weaker

4. Debt Servicing – Net Debt/EBITDA


Ratio
2.0
1.5
1.0
0.5
0.0
Target Zone 1.3 - 1.7
1999 2000 2001 2002 2003
Weaker
Stronger

Target parameters provide
flexibility within current rating

Page 41

Target financial parameters (year end June 30) %1. Payout Ratio 2. Gearing -Net Debt / ND+SHF % 150WeakerWeaker 55 Target Zone 45 -55% 50 100SD Target Zone 80 -100%45 SD 5040 35 030 Stronger1999 2000 2001 2002 2003Stronger 1999 2000 2001 2002 2003 3. Interest Cover -EBITDA/ Net Int Exp 4. Debt Servicing -Net Debt/EBITDA Times StrongerRatioWeaker 15Target Zone Greater than 8 times 2.0 1.5Target Zone 1.3 -1.7 10 1.0 50.5 0.0 01999 2000 2001 2002 2003 Stronger 1999 2000 2001 2002 2003Weaker Target parameters provide flexibility within current rating

Key debt parameters (year end June 30) A$b 2000200120022003 Gross Debt9.814.113.712.3 Net Debt (1)8.912.512.311.0 Interest Cover (2) (x) 12.412.710.710.2 Net Debt Ratio(%) 43.048.047.042.0 Debt Coverage Ratio (3)1.01.31.31.2 After deducting financial investments from Gross DebtReflect financial strength Net interest cover based on EBITDA & includes capitalised interestand flexibility

Telco credit ratings Moody’s Telstra Verizon SBCFT VodafoneKPN Comm. KT CorpDTC&W SingTelTCNZ BellSouth TeliaAT&T NTTTELEFBTSprintOutlook CorpSonera Aa2Aa3A1 A2A3 Baa1 Baa2 Baa3 S&P Negative Telstra Teliaaverage SingTel SoneraPositive SBCTELEF KPN Comm. VerizonFT Vodafone KT Corp BellSouthBTDTAT&T NTTTCNZSprint Corp AAAA- A+ A A- BBB+ BBB BBB- Telstra “A+” in top tier and now “stable” with all 3 agencies

Telstra credit ratings Agency Long Short Outlook Standard & Poor’s A+ A1 Stable Moody’s A1 P1 Stable Fitch A+ F1 Stable Solid platformfor future

Summary

Investment highlights Full service and fully integrated Telco -Strong and stable Quality investment — Stable “A+” long term rating Diversity -Geographic -Asia/Pacific region -Business Scope -Wide range products and robust Regulatory risk relatively low -well developed competitive environment Strongest Australian franchise (No. 1 position in all segments) Demonstrated track record in highly competitive environment -Successfully managed deregulation -Proven cost control -Capex control Strong cash flows An opportunity for high quality investment, offering diversity

Telstra Treasury Website http://www.telstra.com.au/communications/treasury.index.cfm

7 July 2004

Telstra signs an access pricing deal with Optus

Telstra today announced it had reached agreement with Optus on pricing until mid-2006 on PSTN originating and terminating access.

PSTN originating and terminating access and Local call resale are Declared products and the subject of an Undertaking that is currently being assessed by the ACCC.

Group Managing Director of Telstra Wholesale, Broadband and Media, Mr Bruce Akhurst, said that the deal was an excellent outcome that ensured reduced regulatory uncertainty.

“A range of critical strategic elements are incorporated into the agreement, including the regulated products PSTN interconnect and local call resale.

“While the deal is confidential, Telstra is pleased with the outcome as it will give commercial certainty in respect to business with one of our largest customers.” Mr Akhurst said.

Telstra media contact:

Rod Bruem

12 July 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Global Debt Issuance Program — Supplemental Information Memorandum

Attached for your information is a copy of the Supplemental Information Memorandum lodged by Telstra with the United Kingdom Listing Authority (“UKLA”) in respect of its EUR 8b ($A13.7b) Global Debt Issuance Program. The Supplemental Information Memorandum, which is dated 6 July 2004, supplements the Original Information Memorandum lodged with the UKLA by Telstra on 14 November 2003.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Supplemental Information Memorandum

Telstra Corporation Limited
(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)

€8,000,000,000
Debt Issuance Program

These supplementary listing particulars (“Supplemental Information Memorandum”) are prepared in connection with the €8,000,000,000 Debt Issuance Program (“Program”) of Telstra Corporation Limited (“Issuer”) and are supplemental to, and should be read in conjunction with, the Information Memorandum dated 14 November 2003 (“Original Information Memorandum”). This Supplemental Information Memorandum comprises supplementary listing particulars as required under section 81 of the Financial Services and Markets Act 2000 (“FSMA”).

Copies of this Supplemental Information Memorandum, which comprises supplementary listing particulars approved by the United Kingdom Listing Authority in accordance with Part VI of the FSMA, have been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the FSMA.

Arranger

JPMorgan

Dealers

ABN AMRO		Barclays Capital
BNP PARIBAS		Commonwealth Bank of Australia
Credit Suisse First Boston		Deutsche Bank
Goldman Sachs International		HSBC
JPMorgan		Merrill Lynch International
Mizuho International plc		Morgan Stanley
RBC Capital Markets	UBS Investment Bank	Westpac Banking Corporation

6 July 2004

Important Notice

Responsibility

Unless otherwise defined in this Supplemental Information Memorandum, terms defined in the Original Information Memorandum have the same respective meaning where they appear in this Supplemental Information Memorandum.

The Issuer accepts responsibility for all information contained in this Supplemental Information Memorandum. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplemental Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to supplementary listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the supplementary listing particulars to satisfy the requirements of the Act or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the supplementary listing particulars.

This Supplemental Information Memorandum should be read and construed with any amendment or supplement to it, with any Pricing Supplement and with any other documents incorporated by reference as set out under the section in the Original Information Memorandum entitled “Documents Incorporated by Reference” provided always that any such amendment or supplement and any other such documents incorporated by reference shall not form part of the listing particulars or the supplementary listing particulars as comprised by the Original Information Memorandum and this Supplemental Information Memorandum, respectively.

None of the Arranger nor the Dealers makes any representation or warranty, express or implied as to, nor assumes any responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omission in any information statement, opinion or forecast contained in this Supplemental Information Memorandum.

No authorisation

No person has been authorised to give any information or make any representation not contained in this Supplemental Information Memorandum in connection with the Issuer, or its subsidiaries, the Program or the issue or sale of the Notes. If given or made, such representation or information must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or any of the Dealers.

Currency of Information

Neither the delivery of this Supplemental Information Memorandum, the Original Information Memorandum or any Pricing Supplement nor the offer or sale of Notes implies or should be relied upon as a representation or warranty that the information contained in this Supplemental Information Memorandum or the Original Information Memorandum concerning the Issuer or its subsidiaries is correct at any time subsequent to the date of this Supplemental Information Memorandum or that any information supplied in connection with the Program is correct as of any time subsequent to the date indicated.

Distribution

The distribution of this Supplemental Information Memorandum, the Original Information Memorandum and any Pricing Supplement and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about and observe any such restrictions.

No registration in the United States

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended), and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

No public offer in the United Kingdom

The Issuer has not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, (the “Regulations”) of Notes having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the FSMA. Such Notes may not be lawfully offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

No offer

None of this Supplemental Information Memorandum, the Original Information Memorandum, nor any Pricing Supplement constitutes nor is it intended to constitute an offer or an invitation by or on behalf of the Issuer, or its subsidiaries, the Arranger or any Dealers to any person to subscribe for, purchase or otherwise deal in any Notes, nor it is intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

No independent verification

The Arranger and the Dealers have not separately verified the information contained in this Supplemental Information Memorandum. Neither this Supplemental Information Memorandum nor any other information supplied in connection with the Program is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or any of the Dealers that any recipient of this Supplemental Information Memorandum or any other information supplied in connection with the Program should purchase the Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Supplemental Information Memorandum and any purchase of Notes should be based upon such investigation as it considers necessary.

No significant change

Save as disclosed in this Supplemental Information Memorandum there has been no significant change and no significant new matter has arisen since the publication of the Original Information Memorandum.

3

The Original Information Memorandum is updated by inserting the following new paragraph on page 52:

Auditor

On 22 June 2004, the Commonwealth and Telstra reappointed Ernst & Young as auditors of Telstra for a period of 3 years.

The information set out under the heading Capitalisation and indebtedness on page 53 of the Original Information Memorandum is updated by deleting the final paragraph on that page and inserting:

On 24 November 2003, Telstra successfully completed a A$1,000 million off-market share buyback. Over 238 million shares were bought back at A$4.20 per share, representing 3.7% of Telstra’s privately held issued shares.

On 21 June 2004, Telstra announced that it expects to return A$1,500 million to shareholders each year for the next three years through special dividends and/or share buybacks, subject to maintaining the board’s target balance sheet ratios. In addition, Telstra announced a policy to declare ordinary dividends of around 80% of normal profits (before any write downs of assets and investments) after tax.

After appropriate capital expenditures and those capital returns to shareholders, Telstra believes that it will have sufficient balance sheet capacity to make moderate-sized acquisitions.

The information set out under the heading International investments on page 20 of the Original Information Memorandum is updated by inserting a new paragraph after the third dot point:

On 18 June 2004, Telstra and PCCW agreed with Reach’s banking syndicate to buy Reach’s US$1,200 million term loan facility for US$311 million. This payment was funded equally by Telstra and PCCW and in addition each agreed to provide a US$25 million revolving working capital facility to Reach. Reach granted security by way of charges to Telstra and PCCW. In addition, Telstra management recommends to the Telstra board that they write off the US$143 million capacity prepayment agreement with Reach in Telstra’s accounts for the year ended 30 June 2004. These arrangements are intended to provide stability for Telstra customers using international connectivity services. The new arrangements are intended to give Reach the flexibility to run its business with a more viable capital structure, even if the industry continues to experience tough conditions.

The information set out under the heading Contingent liabilities and contingent assets on page 54 of the Original Information Memorandum is updated by inserting the following additional paragraph:

The Telstra Superannuation Scheme has 70,000 members. In June 2004, the Commonwealth made a lump sum payment of A$3,125 million to the scheme, the effect of which was to make the scheme fully funded with assets in excess of liabilities. Telstra would therefore remain on a superannuation employer contribution holiday, the continuation of which depends on the performance of Scheme. The next actuarial review of the Scheme is required by 30 June 2007.

The information set out under the heading Directors on pages 47-49 of the Original Information Memorandum is updated by removing the references to Robert C Mansfield who resigned as Chairman and director on 14 April 2004 and to William A Owens who resigned as director on 6 May 2004 and by describing John T Ralph as Interim Chairman.

The information set out under the heading Products and Services on page 12 of the Original Information Memorandum is updated by adding the following paragraph at the end of that page:

For the nine months ending 31 March 2004, total Mobile revenue increased by 6.1%; Internet and IP revenue increased by 21.5%; PSTN products revenue increased by 1%; traditional data revenue decreased by 3.2%; ISDN revenue decreased by 3.5%; Advertising and directories revenue increased by 7.4%; Intercarrier services revenue decreased by 0.9%; Inbound calling products revenue decreased by 4%; Solutions management revenue decreased by 0.6%; revenue from Hong Kong CSL and TelstraClear (each controlled entities) reduced by 25.2% and increased by 3.1% respectively and for other controlled entities decreased by 19.8%; other sales and services revenue decreased by 14.6%, Customer Premises Equipment revenue decreased by 7.4%, Payphones revenue decreased by 4.4% and other revenue decreased by 5.7%.

Over that period, reported sales revenue increased 0.3% to A$15,470 million.

4

The information set out under the heading “International telephone services” on pages 13-14 of the Original Information Memorandum is updated by removing the phrase in the fifth paragraph “market penetration as at 30 June 2003 was approximately 72 per cent” and replacing it with:

market penetration as at 30 March 2004 was approximately 78 per cent.

The information set out under the heading “Services solutions” on page 18 of the Original Information Memorandum is updated by inserting the following additional paragraph:

On 7 April 2004, Telstra announced plans to acquire 100% of the shares in the Australian IT services company KAZ Group Limited (“KAZ”) by way of a scheme of arrangement for 40¢ per share unanimously endorsed by the KAZ directors (but subject to KAZ shareholder approval). The offer valued KAZ equity at A$333 million. KAZ will provide Telstra with increased capability in the information and communications technology (ICT) market by allowing Telstra to service business and government customers by delivering and managing their complex IT and business process outsourcing requirements.

On 28 May 2004, the Federal Court granted KAZ approval to convene the meetings of KAZ shareholders and KAZ optionholders to consider and vote on the proposed schemes. The scheme meetings will be held on 6 July 2004 and if the requisite approvals are met, KAZ will seek final Federal Court approval for the schemes. The expected implementations date is 12 July 2004 (although this is an indicative date only and is subject to the Court approval process).

The information set out under the heading “Advertising, Directories and Information services” on page 17 of the Original Information Memorandum is updated by inserting the following additional paragraph:

On March 8 2004, Sensis acquired 100% of the Trading Post Group for $636 million. Trading Post Group is a market leader in Australian classified advertising, operating 22 print publications and 5 complementary on-line sites and holds a leading Australian classified advertising brand Trading Post®. The acquisition allows Sensis customers access to new products in print and on-line, alongside existing brands such as White Pages® and Yellow Pages®.

The information set out under the heading “Data and internet services” on pages 15-16 of the Original Information Memorandum is updated by deleting the paragraph beginning “In relation to Internet services, ....” and replacing it with:

Telstra achieved its 750,000th broadband internet customer in June 2004 and believes that it is on target to reach one million customers by June 2005 (six months ahead of schedule).

The information set out under the heading “Competition Rule” on pages 32-33 of the Original Information Memorandum is updated by deleting the paragraph “No competition notices remain in force against Telstra, nor were any issued in fiscal 2003” and replacing it with:

On 19 March 2004, the ACCC issued a Part A Competition Notice in relation to Telstra’s wholesale pricing of broadband internet services in light of Telstra’s retail pricing. In Telstra’s view, the new cheaper retail broadband prices were expanding the entire market for the benefit of all providers, including Telstra’s wholesale customers. The majority of Telstra’s wholesale customers have agreed to new broadband wholesale pricing. Nonetheless the competition notice remains in force, although the ACCC has not taken any Federal Court action to recover fines from Telstra. Telstra is prepared to strongly defend its position. If the ACCC were to take Federal Court action against Telstra and is successful, Telstra would be required to make wholesale price reductions and might be required to pay fines to the ACCC. However, Telstra believes that such an outcome would not have a material adverse impact on its financial position.

The information set out under the heading “Accounting Separation” on page 34 of the Original Information Memorandum is updated by inserting an additional paragraph:

The ACCC issued its first report on Telstra accounting separation in December 2003, this report comprising current cost financial reports for core access services, imputation analysis comparing some of Telstra’s retail and wholesale prices and comparisons of Telstra’s retail and wholesale service performance. The report claims that Telstra fails imputation testing for local call services (line rental and local calls) and that the ACCC would consider if any further action would be taken. If the ACCC were to take further action and this action is successful, Telstra might be required to reduce wholesale local call prices and might also be required to pay penalties to the ACCC. However, Telstra believes that the likelihood of further action is low, because Telstra generally charges the indicative wholesale local call price recommended by the ACCC in its model terms and conditions which were published in July last year. Further, Telstra lodged an undertaking with the ACC’C in November last year to price its wholesale local call rate at the ACCC’s indicative rate.

5

The information set out under the heading “Subscription television” on pages 28-29 of the Original Information Memorandum is updated by deleting the paragraph beginning “The obligation to provide .... “and replacing it with:

In December 2003, Telstra confirmed that its HFC cable network would be digitised to support the provision of digital television services as the ACCC agreed to exempt the digital services from future regulatory intervention given the access undertakings provided by Telstra. The digitised Telstra HFC network can be used to distribute subscription television services competing with or complementary to FOXTEL.

The information set out on page 96 of the Original Information Memorandum is updated by removing the paragraphs under the headings “US resident Noteholders” and “UK resident Noteholders” and replacing it with the following information:

US and UK Resident Noteholders

The Australian government has signed a number of new or amended double tax conventions (“New Treaties”) with the Specified Countries. The New Treaties apply to interest derived by a resident of a Specified Country.

The New Treaties effectively prevent IWT applying to interest derived by:

•	governments of the Specified Countries and certain governmental authorities and agencies in a Specified Country; and

•	certain unrelated financial institutions resident in a Specified Country which substantially derive their profits by carrying on a business of raising and providing finance.

Under the New Treaties back-to-back loans and economically equivalent arrangements will be subject to the 10% IWT rate and the anti-avoidance provisions in the Australian Tax Act can apply.

Specified Countries means the United States and the United Kingdom. The New Treaty for the United States applies to any interest paid on or after 1 July 2003. The New Treaty for the United Kingdom applies to interest paid on or after 1 July 2004.

The General Information Section on pages 120-121 is amended by adding the following new paragraph at the end of the section:

EU Transparency Directive

On 30 March 2004, the European Parliament voted to approve a directive regarding the harmonisation of transparency requirements with regard to information about issuers whose securities are admitted to trading on a regulated market in the European Union (2003/0045(COD)) (“Transparency Directive”). The text of the Transparency Directive has not been finalised and has yet to be adopted by the Council of Economics and Finance Ministers of the European Union. If the Transparency Directive enters into force in a form which would require the Issuer to publish financial information more regularly than it would otherwise be required to do or according to International Accounting Standards or International Financial Reporting Standards (or such other standards as may be set out in the final text of the Transperancy Directive, , the Pricing Supplement for any individual series of Notes may provide that the Issuer decide to de-list the Notes from the London Stock Exchange and may procure admission to listing, trading and/or quotation on an exchange located outside the European Union. In the event of such a de-listing, the Issuer will notify the London Stock Exchange and a note of such de-listing will be published in accordance with Conditions 28.

6

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

DEALERS

ABN AMRO Bank N.V.	Barclays Bank PLC
250 Bishopsgate	5 The North Colonnade
London EC2M 4AA	Canary Wharf
London E14 4BB

BNP Paribas	Commonwealth Bank of Australia
10 Harewood Avenue	Level 12
London NW1 6AA	385 Bourke Street
Melbourne Victoria 3000

Credit Suisse First Boston (Europe) Limited	Deutsche Bank AG London
One Cabot Square	Winchester House
London E14 4QJ	I Great Winchester Street
London EC2N 2DB

Goldman Sachs International	HSBC Bank plc
Peterborough Court	8 Canada Square
133 Fleet Street
London EC4A 2BB	London E14 5HQ

J.P. Morgan Securities Ltd.	Merrill Lynch International
125 London Wall	Merrill Lynch Financial Centre
London EC2Y 5AJ	2 King Edward Street
London EC1A 1HQ

Mizuho International plc	Morgan Stanley & Co. International Limited
Bracken House	25 Cabot Square
One Friday Street	London E14 4QA
London EC4M 9JA

Royal Bank of Canada Europe Limited	UBS Limited
71-71A Queen Victoria Street	1 Finsbury Avenue
London EC4V 4DE	London EC2M 2PP

Westpac Banking Corporation
60 Martin Place
Sydney NSW 2000

7

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENTS
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

AUTHORISED ADVISER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

LEGAL ADVISERS

to the Issuer as
to Australian law

Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Victoria 3000

to the Dealers as to English law

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

8

FOR IMMEDIATE RELEASE

SENSIS EXCEEDS FY 04 TARGETS

Strong core business growth maintained, reinforced by continuing diversification of the Sensis business

Tuesday 13th July, 2004: Sensis Pty Ltd, the wholly-owned advertising subsidiary of Telstra Corporation Ltd, today announced it had exceeded all key financial and operational targets last financial year, delivering core business revenue of $1.31 billion (7.6 percent growth) and total portfolio revenue of $1.36 billion after recent acquisitions. A strong focus on costs saw total EBIT for the underlying business increase by 8.2 percent from $620 million in financial year 2003 to $671 million in financial year 2004. Underlying EBITDA growth was 11.5 percent last financial year.

Sensis expects to continue to deliver sustainable revenue growth in excess of six percent from its underlying business for financial year 2005.

Mr Bruce Akhurst, Sensis Chairman and Group Managing Director Telstra Wholesale, Broadband and Media, said Sensis achieved excellent results last year, further diversifying its business and consolidating its position as a leading Australian local advertising and commercial search company that continues to maintain strong growth in its core directory businesses.

“Sensis continues to make a significant contribution to Telstra, contributing approximately six percent of total Telstra underlying sales revenue and approaching ten percent of total Telstra underlying EBIT in financial year 2003.

“The Sensis management team has an impressive track record in executing an aggressive growth strategy, and Telstra is committed to further supporting and investing in Sensis. Sensis’ deep, local Australian content complements Telstra’s distribution capabilities, is a key driver for online and broadband uptake, and an important player in Telstra’s broader content strategy.”

Sensis’ financial results were announced by Mr Akhurst and Mr Andrew Day, Sensis Chief Executive Officer, at a market briefing in Sydney today. The briefing outlined Sensis’ strong execution capabilities, with the company exceeding all key financial, strategic and operational objectives outlined last year. Impressive growth was achieved in all of Sensis’ core businesses last financial year through a continued focus on product innovation, sales and go-to-market effectiveness, and tactical execution.

Mr Day said: “Our Yellow Pages® print directory business recorded its best sales growth in three years, with revenue growth of four percent. The Yellow Pages® OnLine results were out-standing, with revenue increasing by 63 percent and Yellow Pages® OnLine customer numbers doubling to 35,000. White Pages® product growth was equally impressive, with revenue for the print directory increasing by 14.5 percent. Significantly, we now have more than 100,000 White Pages® OnLine paying customers. Collectively, the Sensis print business grew by 5.6 percent last financial year.

“Our smaller, stand-alone online and electronic businesses — the Whereis® and CitySearch® products and the Sensis MediaSmart® online advertising network — collectively achieved 20 percent plus growth. Sensis’ total online and electronic business grew by more than 40 percent,” said Mr Day.

Regarding acquisitions, Mr Day said that as part of its local advertising and search strategy, Sensis acquired a leading, Australian classified advertising business, The Trading Post Group (TPG), in March this year with the aim of leveraging its core capabilities and experience in directory advertising to further grow this very successful business.

“We’re delighted with the progress we’ve made since we acquired TPG. We achieved on plan performance last financial year, which demonstrates that the business has continued to grow strongly since acquisition. We are currently implementing a clear plan to deliver strong double digit revenue growth from TPG and, with Sensis synergies, an EBITDA of $64 million this financial year. We’ve also achieved some great “quick wins”; for example, profitably increasing sales resource, cross-selling and product bundling with the Sensis sales force, and increasing underlying online usage,” said Mr Day.

Sensis has established a new national, company structure for TPG to significantly lift further its classified advertising growth, with specialist national functions now complemented by strong local sales and production.

Mr Day added: “We have also confirmed and identified new synergies, mainly in the areas of information technology, online capabilities, product, sales, marketing and call centres. This financial year, we will accelerate stand-alone growth in all of TPG’s classified advertising categories, with a small increase in circulation revenue growth, and strong, double digit revenue growth in private classifieds, professional classifieds and display.”

Mr Day also announced the very successful performance of a new commercial and residential online real estate portal, justlisted.com.au. JustListed™ is currently focussed in Sydney where its inventory includes over 42,000 rental and sale properties and 1,670 real estate agents who have JustListed™ software installed. Sensis is exploring ways to further leverage this highly valuable asset into a national, online real estate portal.

“As part of the integration process of TPG with the wider Sensis business, we have repositioned the TPG business — which also consists of the Trading Post®, Autotrader™ and Just Listed™ brands, and the Zest for Life Magazine — into a new business unit called Sensis Classifieds with a long-term vision to be the first choice in Australian classifieds.

“In short, Sensis has a clear strategy for growth from our strong, underlying businesses, our recently acquired Trading Post Group and majority stake in the Invizage Technology company, and from our unique search solutions, in particular sensis®1234 (a premium voice service) and sensis.com.au (a new commercial search engine). The launch of sensis®1234 and sensis.com.au has moved us one step closer towards establishing Sensis an icon consumer brand - one that is synonymous with search. Or as we say, Sensis® — All you need to know™,” said Mr Day.

During the briefing, Sensis unveiled its highly anticipated search engine, sensis.com.au, which creates a global benchmark and a completely new paradigm in commercial search.

Mr Greg Ellis, General Manager Sensis Search said: “Today’s launch of sensis.com.au has completely redefined the future search space. Unlike traditional search engines, sensis.com.au lets everyday Australians access fully blended results across local proprietary content and global internet content. We believe Sensis is the first directory company in the world to do this. From now on, search will be about relevant and quality search results as opposed to volume and irrelevant results”.

“Now, regardless of whether people are searching for a local florist in Bondi or a pair of shoes in New York, they can go to sensis.com.au to conduct local, commercial and global searches and get blended results from local Yellow Pages®, White Pages®’ CitySearch® and Whereis® data combined with global web content. Over time, we’ll also include Trading Post® content to further enhance the user experience,” said Mr Ellis.

The Sensis search portfolio also includes sensis®1234, the recently launched premium operator assisted voice service, that allows callers to receive information and be connected to most residences and businesses in Australia.

Mr Day concluded by saying that the cornerstone and secret to the company’s success was Sensis’ continued focus and commitment to its people and customers. Customer satisfaction improved ten percent last financial year and, within Sensis, their employees constantly rated up to 10 percent higher than the Australian average on key satisfaction measures. As an example, more than 85 percent of Sensis’ people understand the company’s business direction, which is 30 percent above the Australian norm.

-ends-

* All FY 2003/04 financial results quoted in this release are unaudited management estimates and subject to Telstra’s close of accounts process.

About Sensis Pty Ltd

Sensis is a leading Australian advertising and search company. We deliver innovative and integrated search solutions via print, online, voice and wireless channels to connect Australians 24 hours a day, seven days a week. Our powerful, multichannel portfolio provides an unparalleled local information source incorporating: the White Pages® and Yellow Pages® directories; the CitySearch® lifestyle site; the Whereis® location and navigation database; and Sensis Classifieds, comprising of the Trading Post®, Autotrader™, Just Listed™ products and the Zest for Life Magazine.

Sensis is the advertising subsidiary of Telstra Corporation Limited. The Sensis Group employs over 2,300 people directly and an additional 800 people are employed in Sensis Classifieds (formerly The Trading Post Group). Sensis’ 420,000 customer base is further augmented by the thousands of people who buy and sell goods in Sensis Classifieds’ stable of weekly and monthly classifieds publications.

Sensis also has a majority shareholding in Invizage Technology, one of Australia’s market leaders in IT services to small and medium sized enterprises. ® and ™ — registered trade mark and trade mark of Telstra Corporation Limited

Further Information or to arrange media interview please contact:

Prue Christie: +61 3 9201 4203 or +61 438 588 460
Karina White: +61 3 9201 4488 or +61 419 523 776

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 1
Cautionary statement regarding forward-looking statements This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra and Sensis, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Sensis and Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Sensis and Telstra will operate; the inherent regulatory risks in the businesses of Telstra and Sensis and the Australian market; and the substantial technological changes taking place in the directory, advertising and publishing industries, as well as in the Internet, mobile and telecommunications arenas.
Note on relationships between corporate entities Sensis Pty Ltd is the wholly-owned advertising subsidiary of Telstra Corporation Limited. Sensis is responsible for the conduct of certain activities relating to Yellow Pages®, White Pages®, Whereis® and related products and services for Telstra Corporation Limited and is responsible for the conduct of similar activities relating to CitySearch® products for CitySearch Australia Pty Ltd and CitySearch Canberra Pty Ltd. Trading Post® is a registered trade mark of Research Resources Pty Ltd. All references to Sensis (or “we”) or to Sensis’ (or “our”) products, services, brands or company should be construed accordingly.
Note: FY 2004 financial figures are unaudited management estimates and subject to Telstra’s accounts completion process. Telstra’s FY2004 financial results will be announced on 12 August 2004.

Sensis Analyst and Media Briefing
Tuesday, 13 July 2004

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 3 Agenda and Presenters Agenda Bruce Akhurst
Sensis Chairman GMD, Telstra Wholesale,
• Strategy Broadband & Media
• Financial Report
• Business Update Andrew Day Local Advertising Chief Executive Officer – – Business Services – Trading Post Group
– People and Customers John Coates Chief Financial Officer
• Introducing Sensis Search
• Conclusion and Financial Year 2005 Priorities Greg Ellis
GM, Sensis Search

Welcome and Introduction
Bruce Akhurst
Group Managing Director, Telstra Wholesale, Broadband and Media Chairman, Sensis

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 5 Sensis and Telstra Wholesale, Broadband and Media
Telstra Wholesale, Broadband and Media

Brands & Products advertising A leader in Australian local advertising and search Reach Customers Dimensions
Last 4 week usage ~420,000 advertiser >3,000 employees by over 75% of clients+ • Including >1,000 sales surveyed adults* and customer service
• SME
• Government 30 service centres
• Corporate throughout Australia
• Consumer
* Source Roy Morgan Single Source Australia, + Not including increases resulting from recent acquisitions of a majority shareholding in Invizage Technology, Trading Post Group Jan – Dec 2003 – Adults 18+: Sensis® products and assets from LookSmart Australia.

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 7 An exciting period of execution and growth
Sensis has over-performed – Revenue growth of 7.6% from the underlying business Expanding into new markets and driving growth: – Classifieds –General / Auto / Real estate / Lifestyle – Powerful new multi-channel search service
– sensis.com.au – sensis®1234 – Sensis Wireless
Rich content and new applications driving broadband growth
A strong team executing a clear strategy for growth

The Sensis Strategy for Growth
Andrew Day
Chief Executive Officer

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 9 6 June 2003 – what we said
• 6% sustainable revenue growth – 4% in print directories – 25% in online and electronic portfolio
• Supported by a clear strategy for growth – Organic growth leveraging the core products into new opportunities – Parallel acquisition opportunities where they add value
• Driven by a focus on seven key elements of the business: – Product innovation / Go to market / Sales / IT / People / Brand / Customer
• Plan to launch a new portfolio of Sensis Search services – Leveraging the value of Sensis® content into new areas of business growth
Sensis will be the leader in local Australian advertising

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 10
Sensis business structure and strategy
Domestic Business Local Advertising M&A Services M&A
Establish and grow Sensis Search sensis.com.au / sensis®1234 / Sensis Wireless
Local Advertising Brands Business Services Business Products and Brands Yellow Pages® Trading Post® Invizage Technology White Pages® AutoTrader™ Location & Navigation Sensis Direct Access
CitySearch®JustListed ™Business Information Services Electronic White Pages® Whereis®Zest for life Macromatch® Growth through search and M&A MediaSmart®Whereis® Print Online Voice WirelessiTV Integrate, expand and grow the core business Future channel
Implementing and evolving a clear strategy for growth

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 12 Sensis is creating an advertising network
Sensis Search Advertisers Users sensis®1234 sensis.com.au
420,000 >12 million / month1 advertisers Print / Online Sensis Wireless Voice / Wireless ~ 10 million listings and display ads
1 Roy Morgan Single Source Australia, Jan – Dec 2003, 14+ The network effect magnifies value for both users and advertisers

Financial Report
John Coates
Chief Financial Officer

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 14
Impressive growth is being sustained
Sensis External Revenue FY 02 to FY 04 1,500
1,400 1,364m Total 7.6% underlying 44 9 1,300 growth 1,490 1,490 7.0% underlying A$ million 1,200 growth 1,311 1,100 1,218 1,139
1,000 FY 2002 FY 2003 FY 2004 FY 2004 (acquisitions Sensis sensis®1234 Sensis Classifieds annualised)
Note: FY 04 financials unaudited External revenue: 7.6% organic growth... 12% revenue growth including acquisitions

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 15 Strong, sustainable growth across the underlying business
Sensis External Revenue Growth FY 03 and FY 04 7.6% $1,464m Total ($1,311m)
7.0% $45.8m . $1,332m Yellow Pages® print 3.9% directories ($979m) 3.6% $1,218m
White Pages® print 14.5% directories ($234m) 16.4% 40.7% Online/Voice ($98m) 35.2%
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% FY 2003 FY 2004
Note: FY 04 financials unaudited
Revenue growth forecasts exceeded

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 16 FY 2004 expense breakdown Expense Breakdown: 2002/3 Key Cost Drivers Expense Breakdown: 2003/4
Paper/ • Introduce format/tables Printing/ changes in White Paper/ Delivery Pages® directories to Printing/ 25% reduce pages Delivery Other • Opt-in distribution of the Other 22% 33% residential directory to 33% all Melbourne and Sydney businesses for White Pages® directories
• Exchange rate & contract savings for paper & printing Info Tech Info Tech 8% Labour • Investment in core Labour 9% systems Expense Expense 34% • Headcount increase 36% attached to roll out of Sensis Search Note: FY 04 financials unaudited Investments in Sensis Search and core systems. Savings from product innovation and procurement efficiencies

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 17
A Strong EBIT performance
Sensis EBIT: FY 03 and FY 04
700 8.2% EBIT 650 Growth 6.2% EBIT
Growth 600 550 671 A$million 620
500 584 450
400 FY 2002 FY2003 FY 2004
Note: FY 04 financials unaudited 8.2% EBIT growth and 11.5% EBITDA growth in the underlying business

Business Update
Andrew Day

Slide 19 Yellow Pages® directories Print
• 3.9% print revenue growth
• Excellent print innovations –Full & Half Page Ads revenue 204% to target –Awareness Products revenue 87% growth
• New local directories
• Segmentation driving opportunity Online
• 63.2% revenue growth
• Celebrating 10 years online
• Doubled paid customer base – currently 35,000 customers
• Yellow Pages® print metro display and in-column ads now in Yellow Pages® OnLine directory for free.
Best Yellow Pages® print directory sales growth in three years. Excellent online revenue and customer growth

Slide 20 White Pages® directories Print
• 14.5% print revenue growth
• 125th anniversary year
• Innovation continues to drive growth
Online Regional colour revenue 112% to – target
• 76% revenue growth – Quarter page on target
• Over 100,000 paid customers
• Highly successful efficiency measures
• 21% growth in average monthly unique usage1 – New Business/Residential directories in Melbourne and Sydney have – Over 2m FY04 average monthly unique users allowed 10% savings in Print and Paper. 1: Red Sheriff Customer Measurement, FY 2004 vs FY 2003 monthly average The outstanding White Pages® directories revenue growth story continues

Slide 21 MediaSmart® and CitySearch® MediaSmart® online advertising CitySearch® lifestyle guide
• Substantial additions to portfolio • Site re-design and repositioning –Trading Post Group sites –MyNRMA and Bread® web site • New advertising portfolio –Online media sales channel for Sensis Search
•Paid customer base now 10,000
• A stand-alone EBIT positive business
• High revenue growth – 132% in FY 2004 • 36% usage increase2
• Australia’s #1 online advertising network1 • Operating cashflow positive
1: Red Sheriff Australian Ratings Reports, Jan – May 2004; 2 Red Sheriff Customer Measurement, FY 2004 vs FY 2003 monthly average The total online and electronic portfolio has enjoyed 40.7% revenue growth over FY 2004

Sensis Slide 22 Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 22 Business Services A new structure and an exceptional year of performance:
• Location & Navigation – In car navigation growth fuelling significant disk sales growth – Explosive growth in personal navigation – 47% revenue growth
• Business Information Services – 11% revenue growth
• Invizage Technology – A leading supplier of SME IT solutions – Majority shareholding acquired in March 2004; – Substantial synergies and growth opportunities being developed
• FY 04 financial forecasts achieved
Leveraging Sensis reach and portfolio into high value corporate and SME business solutions

Slide 23 Trading Post Group: Acquisition and review The Business The First 100 Days
• Business intimately understood
• An icon in Australian classifieds Print and online general, automotive – FY 04 financial target delivered
– and collectibles
• Cross selling and product bundling Acquired March 2004 in place
• – Consideration A$636m
• Sensis Classifieds formed A high performance business – National structure
•
– Local sales and production
• Significant synergy and growth
• Sales resources and technology opportunities: enhanced – A$64m EBITDA FY 2005
FY 04 financial targets achieved

Slide 24 Trading Post Group: Sensis and Trading Post Group synergies Initial synergies confirmed – more identified
• Information technology • Product – Network integration & server relocation – Bundled packages – Purchasing and vendor contracts review – National print and online niche verticals
• Online
• Sales – Paid priority listings in online search – Lead referral – Site re-design – Key account cross-selling – Aggregate auto content – single brand
• Marketing
• Call Centres – Creation of national brand – New call centre systems and technology – Research, media, agency consolidation
• Workforce management
• VoIP
HR, Communications, Legal, Finance national consolidation
A clear plan to achieve $64m FY 05 EBITDA in place

Slide 25 Trading Post Group: Growth synergies to deliver continued double digit performance
Circulation Private classifieds Small increase Continued double digit growth
Sensis Professional cross-sell Display Classifieds Strong double digit growth Strong double digit growth
Plans will accelerate standalone growth in all areas of the business

Slide 26 justlisted.com.au A successful online real estate vertical
• Sydney online property portal
– Covering Sydney, Blue Mountains and Central Coast
• Powerful content model – Free, easy to use proprietary software and work management tools to agents – ‘Sold’ information database
• Over 1,600 agents with software leads to extensive listings
–Approximately 80% of all agents in area –Over 42,000 rental and sales properties
• Great opportunities moving forward
– A national online real estate portal with a powerful agent proposition
A strong value proposition to agents has driven substantial agency uptake and extensive listings

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 27 Our People A focus on:
Sensis Employee Opinion April 2004 Pulse Survey Results Career development
• Engagement Index 73%82% • Leadership
Understand business direction 52%85% • Work/Life Balance Leadership 54%64% • Reward and recognition Customer Focus 78% 85% • Innovation Communication 60%79% Leadership in the
• community 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% Australian Norm Sensis April 2004 • Reputation
Source: ISR – International Survey Research, Sensis Employee Opinion Pulse Survey, April 2004 Sensis people engagement outstanding based on 2004 EOS results

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 28 Our customers
• Establishment of a dedicated Customer 2003 Turnaround Improvements (2) and Consumer Care unit.
Online 39% • Great ad proof turnaround due to focus on Customer Charter.
Print proof 25%
• New Sensis Consumer Charter.
0% 10% 20% 30% 40% Instigated 11 cross functional projects
•
Percent Improvement aimed at improving customer experience –Six Sigma methodology applied
• These include:-
– Re-defining customer service offering for Government, Key Accounts and SMEs
– Designing the next phase of the Customer &
Advocacy... not ads Consumer Charter
– Implementing proactive customer care channels
1: TNS, Sales Consultant Customer Satisfaction Monitor (Oct 02-Sept 03) & (Oct 2003 — May 2004) Metro & Non-Metro Canvasses 2: Contract turnaround – print proof CY 2003 vs CY 2002. OnlineDec qtr 2003 v Dec qtr 2002 Strong Yellow Pages® print customer satisfaction growth 7.5 overall Sensis experience... 8.3 with consultant1

Introducing Sensis Search
Greg Ellis
GM, Sensis Search

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 30 Technology: changing the way people shop
Online Commercial Research Australian SMEs (7) 83% Australians 14+ (6) 43% 0% 20% 40% 60% 80% Search engines Classifieds Directories Business and
>8m mthly users1 > 1.4m mthly users1 > 2.5m users (online)2 related sites ~35% commercial5 ~ 100% commercial8 ~ 60% — 100% commercial8 28% ‘guess’ URLs3 Auctions >3m mthly users1 ~ 100% commercial8 Source: 1 – Monthly average Jan – Apr 04, Red Sheriff Australian Ratings Rports, 2 – Monthly average Oct – Dec 03, Red Sheriff Customer Measurement, 3 – DoubleClick, “Touchpoints:, March 2003, 4 Roy Morgan Single Source
Australia; 5 – Jupiter Research; 6 – Sensis Consumer Report, 2004; 7 – Yellow Pages® eBusiness Report, 2003 8 Sensis
research and estimates Commercial search is far bigger than search engines

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 31
Search isn’t just an online phenomenon
Voice
Wireless
Sensis Search Vehicle
iTV?
Evolving channels, usage and functionality will increase the importance of search

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 32
Commercial search is on the rise
US e-commerce vs online Experienced Australian Adult influenced sales (1) Web Users More Likely To... (2)
700 50% 250% 600 241% 40% 500 200%
400 30% 180% 150% 300 20% 200 120% 125% 100% 10%
US Retail Sales US$bn 100 0 0% Percentage of total US retail sales 50% 03 04 05 06 06 08
Online influenced retail sales 0% Online retail sales
Percentage of total US retail sales Search Online Online Online Percentage of total US retail sales Engines Classifieds Auctions Directories
1 Jupiter Research Internet Shopping Model, 10/03 (US Only) 2 Roy Morgan Single Source Australia, January 2003 – December 2003. Results based on users surveyed, adults 18+. ‘Search engines’, ‘Online classifieds’ and ‘Online auction sites’, refer to those sites listed by Roy Morgan. The Internet is having an increasingly significant impact on the purchase decisions of buyers

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 34

Multi-channel publishing



Multi-channel publishing
Advertisers
420,000 advertisers
~ 10 million listings and display ads
Content storage and management
Channel and site templates
Yellow Pages
White Pages .com.au
tradingpost
CitySearch .com.au
WhereiS
Buyers
>12 million / month
Print / Online
Voice / Wireless
Sensis Search
sensis®1234
sensis.com.au
Sensis Wireless

[1]Roy Morgan Single Source Australia, Jan – Dec 2003, 14+

Multi-channel publishing is the 'engine room' of Sensis' local advertising strategy sensis® Telstra

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 34
Multi-channel publishing
Multi-channel publishing
Sensis Search Advertisers Buyers
sensis®1234
sensis.com.au 420,000 Channel and site templates >12 million / month advertisers Print / Online Sensis Wireless Content storage and management Voice / Wireless ~ 10 million listings and display ads
1 Roy Morgan Single Source Australia, Jan – Dec 2003, 14+ Multi-channel publishing is the ‘engine room’ of Sensis’ local advertising strategy

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 35 Sensis Search A significant innovation with even more to come Sensis is delivering Future opportunities
• A leading edge search • Pay for performance portfolio across all channels
–Online / Voice / Wireless
• Enhanced searches
• Large scale cross channel
– Personalisation publishing capabilities – Proximity
• Pay for performance in online search • Introduction of Trading Post Group verticals
• Blended Yellow Pages® and global search results A leading edge search portfolio creating substantial current and future opportunities

Slide 36 sensis.com.au Putting the commercial in online search
• A new generation of online commercial and general search
• Global web content plus Australian directories content – A ‘win-win-win’ for users, advertisers and Sensis
• Fully blended results – a world first – Unprecedented functionality
• A real ‘SME friendly’ search solution – No web site needed – Automatic listing for all Yellow Pages® OnLine customers
• Strengthens the print and online value proposition
Launched 11 July with a major campaign to drive trial and usage

Slide 37 sensis®1234 Adding a human dimension to search
• Deep content: all the business information you need – Phone numbers, addresses, business names – Business information where available – e.g.:
•Hours of operation
•Products and services
•Delivery and other services
• One easy to remember number — 1234
• A totally user-oriented solution: – Always a responsive, friendly operator – Service and pricing designed to suit many differing user needs
From basic listings to a personal concierge service

Slide 38 Sensis Wireless Wireless and commercial search: a perfect fit
• Compelling commercial content to fuel wireless growth
• An exciting evolution in search
• Taking to the carrier market: –Whereis® Navigator –Music and nightlife
• Applications under development:
– Yellow Pages® and White Pages® wireless content to power Sensis Search
– Buddy finder – Maps and directions
Sensis content can bring buyers to wireless networks

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 39 Major integrated campaign to drive uptake
Strategy
• Establish a multi-channel search master-brand – Sensis® will become an iconic consumer brand
• Build awareness and understanding The Sensis® Brand Campaign – The value of search All you need to know™
• – The value of Sensis Search solutions
• Define the problem
• Drive trial and ongoing usage: –Too much information – Underpins advertiser value
• Deliver the solutions
– An unprecedented effort to build the search category – Australia’s own information source
• High impact 12 month schedule
In a world full of information, Sensis helps you find what you’re looking for

Conclusion and Financial Year 2005 Priorities
Andrew Day

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 41 Sensis is creating an advertising network
Multi-channel publishing
Sensis Search Advertisers Buyers
sensis®1234
sensis.com.au 420,000 Channel and site templates >12 million / month advertisers Print / Online Sensis Wireless Content storage and management Voice / Wireless ~ 10 million listings and display ads
The network effect magnifies value for both users and advertisers

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 42 Financial Year 2004: Conclusion Sensis Revenue by Category • A year of exciting growth –7.6% revenue growth in underlying business $M 12% revenue growth including acquisitions – 1600 9% –8.2% underlying EBIT growth
1400 5% 3% 2% – 5.6% print revenue growth
6%7% 6% 1200 4% 5% 15% – 40.7% online/electronic revenue growth 17% 16% 16% 1000 15% 800 • Delivering on our strategy for growth
63% 68%
–Successful innovation in underlying business
600 77% 82% 80%
–Three value-adding acquisitions 400 –Launch of Sensis Search 200 0 • A fundamentally different business - FY 2001 FY 2002 FY 2003 FY 2004 FY2004 diversified and protected
Yellow Pages® print directory White Pages® print directory Online and voice Sensis 1234 Sensis Classifieds • A commercial network – optimising our value to advertisers and users Note: FY 04 financials unaudited Diversification and print growth will continue the underlying business will be increasingly protected.

Sensis Analyst and Media Briefing: July 2004 © Telstra Corporation Limited Slide 43 Financial year 2005: Key priorities
• 6% revenue growth in the underlying business
• Establish, ‘tune’ and evolve Sensis Search –Once live, we will use interaction to continually improve the services
• Deliver on Trading Post Group financial forecasts and innovations
• Maintain focus on product innovation and usage in the core business: –E.g. keyword and map-based search in Yellow Pages® OnLine directory
• Begin establishing Sensis® as an icon consumer brand
• Maintain our focus on people, growth and customers –People Commitment / Customer Charter / Consumer Charter
• Seek incremental M&A opportunities that will add value to the business
In FY 2005, Sensis will continue to deliver on its comprehensive strategy for sustainable growth

Thank You

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	KAZ Group Limited

ACN/ARSN	002 124 405

1. Details of substantial holder (1)
Name ACN (if applicable)	Telstra Corporation Limited (“Telstra”) and each person set out in Annexure “A” (“Telstra Group”) 051 775 556

There was a change in the interests of the substantial holder on	09/07/2004
The previous notice was given to the company on	08/04/2004
The previous notice was dated	08/04/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	100,475,555	12.15%	828,542,400	100.00%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

				Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected
09/07/04	Telstra	Relevant interest under section 608(1) of the Corporations Act. Telstra has acquired a relevant interest in all of the issued ordinary shares in KAZ Group Limited pursuant to the Scheme of Arrangement between KAZ Group Limited and the holders of ordinary shares in KAZ Group Limited, which was approved by the Federal Court of Australia, and became effective, on 09/07/2004. All of the KAZ Group Limited ordinary shares will on 19 July 2004 be transferred to Telstra Services Solutions Holdings Limited ACN 079 750 315 (a wholly owned subsidiary of Telstra). (A copy of the Scheme of Arrangement is attached in Annexure B.)	$0.40 per ordinary share	828,542,400 ordinary shares	828,542,400

09/07/04	Telstra Services Solutions Holdings Limited	Telstra Services Solutions Limited has acquired a relevant interest under section 608(1) of the Corporations Act as the proposed transferee of all the issued ordinary shares in KAZ Group Limited, which transfer is to occur as a result of the abovementioned Scheme of Arrangement.	$0.40 per share	828,542,400 ordinary shares	828,542,400

Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected
09/07/04	Telstra Group (excluding Telstra Services Solutions Holdings Limited)	Each member of the Telstra Group has acquired a relevant interest in all of the issued ordinary shares in KAZ Group Limited, pursuant to the operation of sections 12(2)(a) and 608(3) of the Corporations Act, as a consequence of being associates of Telstra and Telstra Services Solutions Holdings Limited	$0.40 per ordinary share	828,542,400 ordinary shares	828,542,400

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
	Registered	entitled to be	Nature of	Class and
Holder of relevant	holder of	registered as	relevant	number of
interest	securities	holder (8)	interest (6)	securities	Person’s votes
Telstra*	Unknown	Telstra Services Solutions Holdings Limited	Relevant interest under section 608(1) of the Corporations Act. Telstra acquired a relevant interest in all of the issued ordinary shares pursuant to the Scheme of Arrangement between KAZ Group Limited and the holders of ordinary shares in KAZ Group Limited, which became effective on 09/07/2004.	828,542,400 ordinary shares	828,542,400
Telstra Services Solutions Holdings Limited	Unknown	Telstra Services Solutions Holdings Limited	Relevant interest under s608(1) of the Corporations Act as the person entitled to be registered as the holder of the shares pursuant to the above mentioned Scheme of Arrangement.	828,542,400 ordinary shares	828,542,400
Telstra Group (excluding Telstra Services Solutions Holdings Limited	Unknown	Telstra Services Solutions Holdings Limited	Each member of the Telstra Group has a relevant interest under sections 12(2)(a) and 608(3) of the Corporations Act as associates of Telstra and Telstra Solution Services Pty Limited	828,542,400 ordinary shares	828,542,400

* Telstra also has a relevant interest in: (a) 50,187,778 ordinary shares as a result of an option deed dated 6 April 2004 between Telstra and Margaret Lyndsey Cattermole (a copy of which was attached as annexure B to Telstra’s Notice of Substantial Holder dated 8 April 2004), and (b) 50,287,777 ordinary shares as a result of an option deed dated 6 April 2004 between Telstra and Pete Draney (a copy of which was attached as annexure C to Telstra’s Notice of Substantial Holder dated 8 April 2004). These 100,475,555 ordinary shares are included in the 828,542,400 ordinary shares referred to in the above table.

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra	Level 41, 242 Exhibition Street, Melbourne VIC 3000
Telstra Group (including Telstra Services Solutions Holdings Limited)	c/- Level 41, 242 Exhibition Street, Melbourne VIC 3000

Signature

print name	Douglas Gration	capacity Company Secretary

sign here		date 13/07/2004

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
Parent Entity
Telstra Corporation Limited	Australia
Controlled Entities
On Australia Pty Limited	Australia	100.00%	100.00%
Chief Entertainment Pty Ltd	Australia	100.00%	100.00%
Telstra Corporate Services Pty Limited	Australia	100.00%	100.00%
Telstra ESOP Trustee Pty Limited	Australia	100.00%	100.00%
Telstra Finance Limited	Australia	100.00%	100.00%
Telstra Growthshare Pty Ltd	Australia	100.00%	100.00%
Telstra International Limited	Australia	100.00%	100.00%
Telstra Media Pty Limited	Australia	100.00%	100.00%
Telstra Multimedia Pty Limited	Australia	100.00%	100.00%
Telstra Rewards Pty Ltd	Australia	100.00%	100.00%
Transport Communications Australia Pty Ltd	Australia	100.00%	100.00%
Network Design and Construction Limited	Australia	100.00%	100.00%
-NDC Global Holdings Pty Limited	Australia	100.00%	100.00%
NDC Telecommunications India Private Limited	India	96.00%	96.00%
PT NDC Indonesia	Indonesia	95.00%	95.00%
NDC Global Phillipines, Inc	Philippines	100.00%	100.00%
NDC Global Holdings (Thailand) Limited	Thailand	90.40%	90.40%
- NDC Global Services (Thailand) Limited	Thailand	51.00%	51.00%
NDC Global Services Malaysia Sdn.Bhd	Malaysia	100.00%	100.00%
-NDC Global Services Pty Limited	Australia	100.00%	100.00%
Sensis Pty Ltd	Australia	100.00%	100.00%
-Trader.com (Australia) Holdings Pty Limited	Australia	100.00%	100.00%
Trading Post Group Pty Limited	Australia	66.99%	66.99%
-Collectormania Australia Pty Ltd	Australia	100.00%	100.00%
-The Personal Trading Post Pty Limited	Australia	100.00%	100.00%
-Just Listed Pty Limited	Australia	100.00%	100.00%
-Ad Mag SA & NSW Pty Ltd	Australia	100.00%	100.00%
Ad Mag AGI Pty Limited	Australia	100.00%	100.00%
-Trader.com Australia Warranties Pty Limited	Australia	100.00%	100.00%
Warranty Direct (Australia) Pty Ltd	Australia	100.00%	100.00%
-The Melbourne Trading Post Pty Ltd	Australia	100.00%	100.00%
The National Trading Post Pty Ltd	Australia	100.00%	100.00%
Australian Retirement Publications Pty Ltd	Australia	100.00%	100.00%
-Auto Trader Australia Pty Ltd	Australia	100.00%	100.00%
WA Auto Trading Pty Ltd	Australia	100.00%	100.00%
Sydney Buy & Sell Pty Ltd	Australia	100.00%	100.00%
Sydney Auto Trader Pty Ltd	Australia	100.00%	100.00%
-Trader.com (Australia) Pty Limited	Australia	100.00%	100.00%
Trading Post Australia Pty Limited	Australia	100.00%	100.00%
Appraised Staff Agency Pty Ltd	Australia	100.00%	100.00%
Tradernet Pty Limited	Australia	100.00%	100.00%
Trading Post Classifieds Pty Limited	Australia	100.00%	100.00%
Trading Post On Line Pty Limited	Australia	100.00%	100.00%
Research Resources Pty Ltd	Australia	100.00%	100.00%
Queensland Trading Post Pty Ltd	Australia	100.00%	100.00%
Trading Post Marketing (QLD) Pty Ltd	Australia	100.00%	100.00%

Page 1	Telstra in Confidence

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
Trading Post on the Net Pty Ltd	Australia	100.00%	100.00%
-Trading Post Group Pty Limited	Australia	33.01%	33.01%
-CitySearch Australia Pty Ltd	Australia	100.00%	100.00%
CitySearch Canberra Pty Ltd	Australia	100.00%	100.00%
-Sensis Holdings Pty Ltd	Australia	100.00%	100.00%
Invizage Pty Ltd	Australia	75.00%	75.00%
Telstra Services Solutions Holdings Limited	Australia	100.00%	100.00%
-Telstra CB.Com Limited	Australia	100.00%	100.00%
-Telstra CB.fs Limited	Australia	100.00%	100.00%
Telstra eBusiness Services Pty Limited	Australia	100.00%	100.00%
Australasian Insurance Systems Pty Ltd	Australia	100.00%	100.00%
DBA Ltd	Australia	100.00%	100.00%
Brokerlink Pty Ltd	Australia	81.33%	81.33%
DBA Computer Systems Pty Ltd	Australia	100.00%	100.00%
Unilink Group Pty Ltd	Australia	100.00%	100.00%
TRC Computer Systems Pty Ltd	Australia	100.00%	100.00%
-Telstra CB.net Limited	Australia	100.00%	100.00%
Telstra Communications Limited	Australia	100.00%	100.00%
-Telecom Australia (Saudi) Company Limited	Saudi Arabia	50.00%	50.000%
Telstra Holdings Pty Ltd	Australia	100.00%	100.00%
-Beijing Australia Telecommunications Technical	China; People’s	100.00%	100.00%
Consulting Services Company Limited	Republic of:
-Telstra Global Limited	United Kingdom	100.00%	100.00%
PT Telstra Nusantara	Indonesia	100.00%	100.00%
Telstra Europe Limited	United Kingdom	100.00%	100.00%
Cable Telecom (GB) Limited	United Kingdom	100.00%	100.00%
Cable Telecom (Europe) Limited	United Kingdom	100.00%	100.00%
Cable Telecommunication Limited	United Kingdom	100.00%	100.00%
-Telstra Holdings (Bermuda) No 1 Limited	Bermuda	100.00%	100.00%
-Telstra Holdings (Bermuda) No 2 Limited	Bermuda	100.00%	100.00%
Telstra CSL Limited	Bermuda	100.00%	100.00%
Bestclass Holdings Ltd	Virgin Islands (British)	100.00%	100.00%
Hong Kong CSL Limited	Hong Kong	100.00%	100.00%
CSL Limited	Hong Kong	100.00%	100.00%
Integrated Business Systems Limited	Hong Kong	100.00%	100.00%
One2Free Personalcom Limited	Hong Kong	100.00%	100.00%
-Telstra IDC Holdings Limited	Bermuda	100.00%	100.00%
-Telstra Inc	United States	100.00%	100.00%
-Telstra India (Private) Limited	India	100.00%	100.00%
-Telstra International HK Limited	Hong Kong	100.00%	100.00%
-Telstra Japan Retail KK	Japan	100.00%	100.00%
-Telstra Singapore Pte Ltd	Singapore	100.00%	100.00%
-Telstra New Zealand Holdings Limited	New Zealand	100.00%	100.00%
TelstraClear Limited	New Zealand	100.00%	100.00%
Saturn Communications Limited	New Zealand	100.00%	100.00%
TelstraSaturn Holdings Limited	New Zealand	100.00%	100.00%
CLEAR Communications Limited	New Zealand	100.00%	100.00%
Telstra Media Holdings Pty Limited	Australia	100.00%	100.00%
-Telstra Enterprise Services Pty Limited	Australia	100.00%	100.00%
Telstra Limited	New Zealand	100.00%	100.00%

Page 2	Telstra in Confidence

Legal Group Structure	ANNEXURE A

	Country of	Immediate	Ultimate
Company name	Incorporation	%	%
-Telstra Pay TV Pty Limited	Australia	100.00%	100.00%
Telstra New Wave Pty Ltd	Australia	100.00%	100.00%
-Customer Contact Technologies Pty Ltd	Australia	100.00%	100.00%
-Data & Text Mining Technologies Pty Ltd	Australia	100.00%	100.00%
-Hypertokens Pty Ltd	Australia	100.00%	100.00%
-Lyrebird Technologies Pty Ltd	Australia	100.00%	100.00%
Telstra OnAir Holdings Pty Ltd	Australia	100.00%	100.00%
-Telstra OnAir Infrastructure Holdings Pty Ltd	Australia	100.00%	100.00%
Telstra 3G Spectrum Holdings Pty Ltd	Australia	100.00%	100.00%

This is Annexure A of 3 pages referred to in the Form 604 Notice of change of interests of substantial holder.

Name: Douglas Gration

Capacity: Company Secretary, Telstra Corporation Limited

Signature

Date: 13 July 2004

Page 3	Telstra in Confidence

Annexure B

     This is Annexure B of 15 pages mentioned in the Notice of change of interests of substantial holder signed by me and dated 13/07/2004

Douglas Gration, Company Secretary

“A”

Ordinary Scheme of Arrangement

Pursuant to Section 411 of the Corporations Act.

BETWEEN: KAZ GROUP LIMITED (ACN 002 124 405) (KAZ)

AND: THE HOLDERS OF FULLY PAID ORDINARY SHARES IN KAZ GROUP LIMITED

1.	Definitions and Interpretation

1.1	Definitions

ASIC means the Australian Securities and investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 824 691).

Business Day means a weekday on which trading banks are open for business in Sydney.

CHESS means the Clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means the Deed Poll dated 28 May 2004 executed by Telstra in favour of KAZ Shareholders.

Effective means the coming into effect, pursuant to section 411 (10) of the Corporations Act, of the order of the Court made under section 411 (4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 30 September 2004.

Implementation Date means the Business Day immediately following the Record Date.

KAZ Shareholder means each person who is registered in the Register as the holder of KAZ Shares.

KAZ Shares means fully paid ordinary shares in KAZ.

Marketable Parcel has the meaning given to that term in the ASX Rules.

Merger Implementation Agreement means the Merger Implementation Agreement dated 6 April 2004 between KAZ and Telstra relating to the implementation of the Transaction.

Record Date means 5.00 pm on the fifth Business Day following the Effective Date, or such earlier date as the parties may agree in writing.

Register means the KAZ register of members.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to Section 411 (6) of the Corporations Act.

Scheme Consideration means for each KAZ Share held at the Record Date, $0.40 cash.

Scheme Meeting means the meeting to be convened by the Court pursuant to Section 411(1) of the Corporations Act.

Scheme Participants means each person who is a KAZ Shareholder as at the Record Date.

Second Court Date means the first day of the Second Court Hearing.

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to section 411 (4)(b) of the Corporations Act approving the Scheme.

Share Registry means person(s) operating the Register.

Telstra means Telstra Corporation Limited (ACN 051 775 556) and, other than in relation to a payment obligation, if reasonably requested by Telstra in writing to KAZ, shall be taken to be references to Telstra’s nominee, Telstra Services Solutions Holdings Limited (ACN 079 750 315).

Transaction means the acquisition by Telstra of all of the KAZ Shares held by Scheme Participants by means of the Scheme.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, arty legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to dollars or $ is to Australian currency.

(j)	A reference to a particular time of day shall be a reference to that time in Sydney.

(k)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3	Business Day

Except where otherwise expressly provided, where the day on which any act matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2.	Preliminary

(a)	KAZ is a public company registered in New South Wales and is a company limited by shares.

(b)	As at 20 May 2004, 828,039,925 KAZ Shares were on issue.

(c)	Telstra is a public company registered in Victoria and is a company limited by shares.

(d)	If the Scheme becomes Effective then:

(i)	all the KAZ Shares will be transferred to Telstra, and Telstra will pay the Scheme Consideration to Scheme Participants in accordance with the provisions of the Scheme; and

(ii)	KAZ shall enter the name of Telstra in the Register in respect of all the KAZ Shares.

(e)	Telstra has entered into a Deed Poll in favour of KAZ Shareholders pursuant to which it has covenanted to pay the Scheme Consideration in accordance with the terms of the Deed Poll.

3.	Conditions Precedent to and Effectiveness of the Scheme

3.1	Conditions Precedent

The Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Merger Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Merger Implementation Agreement prior to 6.00 pm on the day prior to the Second Court Date; and

(b)	all necessary approvals under Section 411 (4) of the Corporations Act.

3.2	Satisfaction of Conditions

(a)	The fulfilment of clause 3.1 is a condition precedent to the operation of the provisions of clause 4 of the Scheme.

(b)	KAZ and Telstra shall provide to the Court at the Second Court Hearing a certificate confirming whether or not all the conditions precedent in the Merger Implementation Agreement and this Scheme have been satisfied or waived.

(c)	The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date or such later date as KAZ and Telstra may agree in writing.

4.	The Scheme

(a)	As soon as practical, following approval of the Scheme by the Court in accordance with Section 411 (4)(b) of the Corporations Act, and in any event by no later than 10.00 am on the Business Day following that approval, KAZ will lodge with ASIC an office copy of the Court order under Section 411 (10) of the Corporations Act approving the Scheme. The Court order is taken to have effect on and from the time and date specified in that order.

(b)	On the Implementation Date:

(i)	all of the KAZ Shares (together with all rights and entitlements attaching to the KAZ Shares) will be transferred to Telstra without the need for any further act by any Scheme Participant (other than acts performed by KAZ or its directors or officers as attorney and agent for the Scheme Participants under clause 6(h));

(ii)	KAZ will deliver to Telstra a duly completed and executed share transfer form or forms to transfer a!l of the KAZ Shares to Telstra;

(iii)	the KAZ Shares together with all rights and entitlements attaching to the KAZ Shares as at that date will be transferred to Telstra; and

(iv)	in consideration for the transfer of the KAZ Shares to Telstra, Telstra will pay, or procure the payment of, the Scheme Consideration to the Scheme Participants for each KAZ Share registered in the name of that Scheme Participant in accordance with the provisions of the Scheme.

(c)	Telstra will execute the share transfer form(s) referred to in clause 4(b) and will deliver the share transfer forms to KAZ for registration.

(d)	Immediately following receipt of transfer form(s) in respect of the KAZ Shares, KAZ shall enter the name of Telstra in the Register in respect of the KAZ Shares.

(e)	The Scheme Participants agree to the transfer of their KAZ Shares (together with all rights and entitlements attaching to their KAZ Shares) in accordance with the Scheme.

(f)	Upon the Scheme becoming Effective and until KAZ registers Telstra as the holder of all the KAZ Shares in the KAZ Register, each Scheme Participant:

(i)	is deemed to have appointed KAZ and each of its directors and officers (jointly and severally) as its attorney and agent (and directed KAZ and each of its directors and officers (jointly and severally) in such capacity) to appoint Mark Andrew White or, failing him, Graeme Smith as its sole proxy and, where applicable, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the KAZ Shares registered in its name and sign any shareholders’ resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 4(f)); and

(ii)	must take all other actions in the capacity of a registered holder of KAZ Shares as Telstra reasonably directs.

KAZ undertakes in favour of each Scheme Participant that it will appoint Mark Andrew White or, failing him, Graeme Smith as that Scheme Participant’s proxy or, where applicable, corporate representative in accordance with this clause 4(f).

Dealings in KAZ Shares

(a)	For the purpose of establishing who are Scheme Participants, dealings in KAZ Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant KAZ Shares by the Record Date; and

(ii)	in all other cases, if registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept,

(b)	KAZ must register registrable transmission applications or transfers in respect of those dealings which are received on or before the Record Date at the place where the Register is kept provided that nothing in this clause 5(b) requires KAZ to register a transfer that would result in a KAZ Shareholder holding a parcel of KAZ Shares that is less than a Marketable Parcel.

(c)	KAZ will not accept for registration or recognise for any purpose any transmission application or transfer in respect of KAZ Shares received after the Record Date (except a transfer to Telstra pursuant to this

Scheme and any subsequent transfer by Telstra, or its successors in title).

(d)	For the purpose of determining entitlements to the Scheme Consideration, KAZ will, until the Scheme Consideration has been paid, maintain the Register in accordance with the foregoing provisions of this clause 5 and the Register in this form will solely determine entitlements to the Scheme Consideration.

(e)	KAZ must procure that on the Record Date, details of the names, registered addresses and holdings of KAZ Shares of every Scheme Participant as shown in the Register at the Record Date are available to Telstra in such form as Telstra may reasonably require.

(f)	As from the Record Date (and other than for Telstra, or its successors in title), all share certificates and holding statements for the KAZ Shares will cease to have effect as documents of title, and each entry on the Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration

General Scheme Provisions

(a)	Should the Court propose to approve the Scheme subject to any variations, alterations or conditions, KAZ may, with the consent of Telstra, by its counsel or solicitor consent on behalf of all persons concerned to those variations, alterations or conditions to which Telstra has consented.

(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to KAZ, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at KAZ’s registered office or at its Share Registry.

(c)	The Scheme Participants agree to the transfer of their KAZ Shares to Telstra in accordance with the terms of the Scheme.

(d)	The Scheme Participants are deemed to have warranted to Telstra, and appointed and authorised KAZ as their attorney and agent to warrant to Telstra, that all their KAZ Shares (including any rights and entitlements attaching to those shares) which are transferred to Telstra under the Scheme will, at the date of the transfer of them to Telstra, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their KAZ Shares together with any rights attaching to such shares. KAZ undertakes in favour of each Scheme Participant that it will provide such warranty to Telstra on behalf of the Scheme Participant

(e)	Telstra shall be beneficially entitled to the KAZ Shares (together with all rights and entitlements attached to the KAZ Shares) transferred to it under the Scheme pending registration by KAZ of Telstra in the KAZ Register as the holder of the KAZ Shares.

(f)	The Scheme Participants consent to KAZ doing all things necessary, expedient or incidental to the implementation of the Scheme.

(g)	KAZ will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Scheme.

(h)	Upon the Scheme becoming Effective, each Scheme Participant, without the need for any further act, irrevocably appoints KAZ and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary or expedient to give effect to the Scheme including without limitation:

(A)	a proper instrument of transfer of its KAZ Shares for the purposes of Section 1071B of the Corporations Act which may be a master transfer of all the KAZ Shares; and

(B)	any instrument appointing Telstra as sole proxy for or, where applicable, corporate representative of each Scheme Participant as contemplated by clause 4(f).

(i)	The proper law of the Scheme is the law of the State of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales.

“B”

Option Scheme of Arrangement

Pursuant to Section 411 of the Corporations Act

BETWEEN: KAZ GROUP LIMITED (ACN 002 124 405) (KAZ)

AND: THE HOLDERS OF OPTIONS IN KAZ GROUP LIMITED

1.	Definitions and Interpretation

1.1	Definitions

ASIC means the Australian Securities and investments Commission.

Business Day means a weekday on which trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means the Deed Poll dated 28 May 2004 executed by Telstra in favour of KAZ Shareholders.

Effective means the coming into effect, pursuant to section 411 (10) of the Corporations Act, of the order of the Court made under section 411 (4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 30 September 2004.

Implementation Date means the Business Day immediately following the Record Date.

KAZ Shareholder means each person who is registered in the Register as the holder of KAZ Shares.

KAZ Shares means fully paid ordinary shares in KAZ.

Merger Implementation Agreement means the Merger Implementation Agreement dated 6 April 2004 between KAZ and Telstra relating to the implementation of the Transaction.

Option means an option granted by KAZ to acquire a KAZ Share, subject to the terms upon which the option was granted.

Option Holder means each person who is registered in the register of option holders of KAZ as the holder of an Option at the Record Date.

Ordinary Scheme means the scheme of arrangement between KAZ and KAZ Shareholders.

Record Date means 5,00 pm on the fifth Business Day following the Effective Date, or such earlier date as the parties may agree in writing.

Register of Option Holders means the KAZ register of option holders.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to Section 411 (6) of the Corporations Act

Scheme Consideration means for each Option held at the Record Date, the offer price set out in the last column of the following table:

Option type	Number issued	Expiry data	Strike price	Offer price
Employee Options issued on	1,175,010	18/0412005	$0.166	$0.255
float (tranche 2)
Employee Options issued on	1,625,628	18/04/2006	$0.166	$0.265
Float (tranche 3)
Executive Options issued on	430,596	18/04/2005	$0.166	$0.255
Float (tranche 2)
Executive Options issued on	517,002	18/04/2006	$0.166	$0.265
Float (tranche 3)
Ausdata Options FY 2001	45,000	03/09/2004	$0.570	$0.025
Ausdata Options FY 2002	30,000	02/09/2005	$0.570	$0.085
Director/Employee Options	840,000	03/09/2004	$0.790	$0.010
(prospectus)
Non-Executive Director	1,800,000	09/03/2006	$0.166	$0.265
Options (prospectus)
Change Management	277,500	01/10/2004	$0.166	$0.245
Acquisition Options (tranche 3)
Change Management	277,500	01/04/2005	$0.166	$0.250
Acquisition Options (tranche 4)

\

Option type	Number issued	Expiry data	Strike price	Offer price
Change Management 2001	240,000	03/09/2004	$0.166	$0,245
Incentive Options
Change Management 2002	240,000	16/08/2005	$0.170	$0.050
Incentive Options
Change Management 2002	240,000	16/08/2005	$0.167	$0.255
Incentive Replacement Options

Scheme Creditors means each person who is registered in the Register of Option Holders as the holder of Options at the Record Date.

Scheme Meeting means the meeting to be convened by the Court pursuant to Section 411 (1) of the Corporations Act.

Second Court Date means the first day of the Second Court Hearing.

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to section 411 (4)(b) of the Corporations Act approving the Scheme.

Share Registry means person(s) operating the KAZ register of members.

Telstra means Telstra Corporation Limited (ACN 051 775 556) and, other than in relation to a payment obligation, if reasonably requested by Telstra in writing to KAZ, shall be taken to be references to Telstra’s nominee, Telstra Services Solutions Holdings Limited (ACN 079 750 315).

Transaction means the acquisition by Telstra of all of the KAZ Shares held by Scheme Participants by means of the Scheme.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a wordor phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to dollars or $ is to Australian currency.

(j)	A reference to a particular time of day shall be a reference to that time in Sydney.

(k)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3	Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2.	Preliminary

(a)	KAZ is a public company registered in New South Wales and is a company limited by shares.

(b)	As at 20 May 2004,7,738,236 Options were on issue.

(c)	Telstra is a public company registered in Victoria and is a company limited by shares.

(d)	If the Scheme becomes Effective then:

(i)	Scheme Creditors will have their Options cancelled; and

(ii)	in consideration of the cancellation of each Options Telstra will pay the Scheme Consideration in accordance with the provisions of this Scheme.

(e)	Telstra has entered into a Deed Poll in favour of KAZ Shareholders pursuant to which it has covenanted to pay the Scheme Consideration in accordance with the terms of the Deed Poll.

3.	Conditions Precedent to and Effectiveness of the Scheme

3.1	Conditions Precedent

The Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Merger Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Merger Implementation Agreement prior to 6.00pm on the day prior to the Second Court Date; and.

(b)	the Ordinary Scheme becoming Effective, provided that this condition may be waived in whole or in part by Telstra in its absolute discretion by notice in writing given to KAZ within 5 Business Days of the date on which the Ordinary Scheme is rejected by the Ordinary Scheme Participants; and

(c)	all necessary approvals under Section 411(4) of the Corporations Act.

3.2	Satisfaction of Conditions

(a)	The fulfilment of clause 3 is a condition precedent to the operation of the provisions of clause 4 of the Scheme.

(b)	KAZ and Telstra shall provide to the Court at the Second Court Hearing a certificate confirming whether or not all the conditions precedent in the Merger Implementation Agreement and this Scheme have been satisfied or waived.

(c)	The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date or such later date as KAZ and Telstra may agree in writing.

4.	The Scheme

(a)	As soon as practical following approval of the Scheme by the Court in accordance with Section 411(4)(b) of the Corporations Act, and in any event by no later than 10.00 am on the Business Day following that approval, KAZ will lodge with ASIC an office copy of the Court order under Section 411 (10) of the Corporations Act approving the Scheme. The Court order is taken to have effect on and from the time and date specified in that order.

(b)	On the Implementation Date, the debts and claims evidenced by the Options and all of the rights and obligations pertaining to the Options shall be cancelled by KAZ and extinguished and thereupon each Scheme Creditor will become entitled to his or her Scheme Consideration.

5.	General Scheme Provisions

(a)	Should the Court propose to approve the Scheme subject to any variations, alterations or conditions, KAZ may, with the consent of Telstra, by its counsel or solicitor consent on behalf of all persons concerned to those variations, alterations or conditions to which Telstra has consented.

(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to KAZ, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at KAZ’s registered office or at its Share Registry.

(c)	The Scheme Creditors agree to the cancellation of their Options in accordance with the terms of the Scheme.

(d)	The Scheme Creditors consent to KAZ doing all things necessary, expedient or incidental to the implementation of the Scheme.

(e)	KAZ will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Scheme.

(f)	Each Scheme Creditor, without the need for any further act, irrevocably appoints KAZ and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary or expedient to give effect to the Scheme.

(g)	From the Effective Date, Options shall not be capable of being exercised, not withstanding any term upon which the Option was granted.

(h)	KAZ will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Effective Date.

(i)	The proper law of the Scheme is the law of the State of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales.

13 July 2004	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 10th Floor, 20 Bond Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Appendix 3Y – Change of Directors’ Interest Notice
Amended Notice for Mr Charles Macek and Ms Catherine Livingstone

In accordance with the listing rules, I attach an announcement for release to the market.

The attached Appendix 3Y for Mr Macek and Ms Livingstone are being lodged to reflect a recent change to the trustee of a super fund and a previous overstatement of indirect holdings of 400 shares.

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

rector	CHARLES MACEK

Date of last notice	26 FEBRUARY 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CHANGE OF TRUSTEE FOR EXCALIBUR NATIONAL PRIVATE SUPER FUND TO KATHMANDU INVESTMENTS PTY LTD.

Date of change	NOT APPLICABLE

No. of securities held prior to change	DIRECT – NIL INDIRECT – 39,462

Class	ORDINARY

Number acquired	NOT APPLICABLE

Number disposed	NOT APPLICABLE

Value/Consideration Consideration is non-cash, provide details and estimated valuation	NOT APPLICABLE

No. of securities held after change	DIRECT – NIL INDIRECT – 39,462

Nature of change on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CHANGE TO TRUSTEE OF SUPERANNUATION FUND.

Part 2 - Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

rector	CATHERINE LIVINGSTONE

Date of last notice	26 FEBRUARY 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	READJUSTMENT TO INDIRECT HOLDINGS. PREVIOUSLY OVERSTATED BY 400 SHARES.

Date of change	NOT APPLICABLE

No. of securities held prior to change	DIRECT – 10,400 INDIRECT – 16,041

Class	ORDINARY

Number acquired	NOT APPLICABLE

Number disposed	NOT APPLICABLE

Value/Consideration Consideration is non-cash, provide details and estimated valuation	NOT APPLICABLE

No. of securities held after change	DIRECT – 10,400 INDIRECT – 15,641

Nature of change on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ADJUSTMENT OF INDIRECT SHARES – PREVIOUSLY OVER STATED.

Part 2 - Change of director’s interests in contracts

NIL

22 July 2004	237/2004

Telstra unveils Future Network Evolution and Product Strategy

Telstra today unveiled its Future Network Evolution and Product Strategy and announced its plans to aggressively exploit the growth trends in wireless, broadband and IP services.

At a wide ranging analyst briefing, group managing director for Telstra Technology, Innovation and Product (TTIP), Mr Ted Pretty, said the strategy gave effect to the Telstra Board’s and CEO Ziggy Switkowski’s Vision of Telstra being Australia’s leading customer grade, internet protocol (IP) based,multi-service provider with the networks and products to connect Australia to the future.

The major announcements include:

•	the launch in the December quarter of 2004 of exciting new GSM based 2.5G mobile data services using the i-mode content delivery platform;

•	the forthcoming addition of new voice activated products such as Telstra Personal Assistant which will enable our customers to leverage a network based personal address book;

•	a commitment to launch 3G WCDMA consumer services during 2005, either through a paced rollout or an infrastructure sharing arrangement;

•	an accelerated migration to packet switched network including the rollout of the most advanced IP MPLS core network as a central platform to carry voice and data traffic and support high performance business services;

•	confirmation of the $50m rollout of 3G EVDO (Evolution Data Optimised) on Telstra’s extensive CDMA network which, when launched later in 2004, will provide customers in major cities and selected regional centres with true wireless broadband connectivity at between 300-500kbps;

•	the completion of the fast-paced rollout to 1400 CDMA base stations of 1xRTT – which affords high speed data services across metropolitan, regional and rural areas;

•	a trial of Flarion services as a wireless broadband access product for fixed PC’s in situations where cable and fixed copper solutions are not available – for instance for in-fill services beyond the range of ADSL;

•	a 12-month program to extend the coverage of existing GSM and CDMA networks by adding 500 base stations to the more than 7,000 base stations already in the networks;

•	a $34 million program to extend existing Fibre to the Home trials to a number of new estates;

•	further enhancements to the broadband DSL network to support speeds of up to 1.5mb plus for services up to 4 kms from an exchange; and

•	the successful deployment of the new Big Pond email platform with more than 75,000 new customers being smoothly incorporated onto the new platform since 1 July 2004.

...1/2

Mr Pretty said Telstra was well advanced in its plans for the deployment in early 2005 of the most advanced soft switch technology to support the provision of the latest voice over internet protocol (VOIP) services.

He told analysts Telstra expects the volume of voice traffic within its core network carried via packet technologies including IP to increase gradually over the next three to five years as additional network capacity was added and as a means of lowering operating costs.

“While VOIP has been described as a competitive threat for Telstra, the company will respond in a measured way. We believe the maximum net revenue effect on Telstra over the next 18 to 24 months is unlikely to be material in the context of our traditional voice revenues,” Mr Pretty said.

Mr Pretty said that while much work had been done over a number of years to prepare Telstra for a largely IP-based future, Telstra will also, as a priority, continue to augment and improve the reliability of the customer access network (CAN) to support basic services as well as the growth in ADSL broadband over the copper CAN.

Among the announcements today is a $320 million plan to reduce fault levels in the CAN by systematically targeting services experiencing abnormally high fault rates. The new CAN spending, which will occur over the next two to three years, will be accommodated within Telstra’s broad capex guidance.

“This program will continue the improvement in basic access and voice services while at the same time enabling the network to carry high speed DSL voice services,” he said.

Telstra’s commitment to research and innovation programs with increasing levels of research and development funding was also highlighted at the briefing with the announcement of two innovation centres being commissioned in Sydney and Melbourne.

The centres will be equipped to enable Telstra to showcase to customers, in partnership with key vendors, newly-developed technologies and products in a “live” environment.

“Most importantly, the innovation centres will house for periods of up to 12 to 16 weeks, cross functional teams who will work full time on fast to market and proof of concept product and service offerings,” Mr Pretty said.

Mr Pretty told analysts that a rationalisation of Telstra’s networks and platforms was expected to produce expense savings of $110 million over the next two years.

“TTIP has achieved a very solid cost outcome for the 2004 financial year with encouraging levels of productivity and performance in the context of this new fiscal year,” he said.

He also confirmed that Telstra, due to efficient allocation of capital, would maintain a domestic capex spend in the 2005 financial year of about $3 billion, excluding any possible accelerated commitment to 3G investment.

Telstra Media Contact:
Patrick O’Beirne, Telstra Corporate Relations, Tel: 0407 041 836

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

...2/2

22 July 2004

Disclaimer • These slides are provided to analysts and investors to illustrate the briefings provided by Telstra Technology Innovation & Product management • The information in these slides has not been subjected to an independent audit and should not be relied upon by investors in making investment decisions • They are not intended to be a summary of, or substitute for, the more detailed information provided by Telstra to the market in its financial statements and annual report • This presentation include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. • Forward-looking statements are not a forecast or representation by Telstra or any other person as to what will happen in the future • Note: FY2004 financial figures are unaudited management estimates and subject to Telstra’s accounts completion process. Telstra’s FY 2004 financial results will be announced on 12 August 2004 slide

2 slide Today’s Agenda Analyst Session 1 Analyst Session 2 Agenda 09:00 — 09:20 09:20 — 10:35 09:20 — 09:40 09:40 — 10:00 10:00 — 10:20 10:20 — 10:35 10:35 — 10:50 Introduction Maximising Value from Existing Assets Products Network ITS Q&A Refreshments 10:50 — 12:30 10:50 — 11:10 11:10 — 11:30 11:30 — 11:50 11:50 — 12:10 12:10 — 12:15 12:15 — 12:30 12:30 — 12:35 12:35 — 13:00 Innovating to defend and grow Fixed voice Mobile Data and Online Network Evolution Case example: IP Networks Summary Q&A Conclusion Lunch Speaker •Ted Pretty •Lynda O’Grady •Ken Benson •Jeff Smith •Panel •Stuart Lee •Holly Kramer •Andrew Johnson •Paul Geason •Ted Pretty •Panel •Ted Pretty

3 slide Introduction Ted Pretty Group Managing Director, Telstra Technology Innovation & Products

4 slide TTIP — The Engine For Profitable Growth Enhanced Customer Experience Future Network Evolution Efficiency Innovation

5 slide Market Trends * 9 months to March 04 IPVPN revenue Dollars 01/02 02/03 03/04* Mobile SIOs SIOs 01/02 02/03 03/04* Broadband connections SIOs 01/02 02/03 03/04*

6 slide Vision Statement Telstra will become Australia’s leading customer grade IP based multi-services provider In simple terms what this means for customers is a absolute commitment by Telstra to provide to all existing and future customers, across all of Australia, best in class fixed, wireless and broadband services

7 slide Customer Experience Principles • Maximizing value from existing assets • Innovating to defend and grow 1. Keep it simple 2. Know who I am/recognise me 3. Be easy to deal with 4. Communicate with me effectively 5. Deliver real value to me 6. Don’t ever put my business/interests at risk 7. Let me see only one Telstra 8. Keep your promise

8 slide Telstra’s Evolution Access Fibre DSL or FTTx Wireless Core Services Smart Office (Enterprise) Smart Home (Consumer) / Smart Office (SME) Consumer & business Softswitch and Media Gateways (VoIP) Multimedia Streaming Video Hosting Customer IP Core/ Transmission/ Switching Storage & Backup...

9 slide The Evolution — From To From • Multiple technologies • Separate voice and data networks • Single access • Broadband • Buying technology To • Common IP core • Converged IP networks • Multiple access • ‘Broader’ band • Buying solutions

10 slide Key Issues 1. Revenue growth 2. Opex management 3. Capital management 4. 3G investment 5. VoIP 6. Product substitution

11 slide Key Themes • Leveraging growth trends in broadband, wireless and IP services • Becoming the leading customer grade multi-services provider • Enhancing customer experience • Moving to converged IP environment • Launching new fixed wireless and data services • Prudently managing capital • Improving operational efficiency The engine for profitable growth

22 July 2004

13 slide TTIP’S Focus • Maximizing value from existing assets • Innovating to defend and grow • Opex and baseline capex management • Service improvements • Delivering core revenue growth through call completion and feature penetration • Anticipating and managing migration • Delivering new revenue growth through innovative solutions • Designing for the future balancing discretionary investment

14 slide Today’s Agenda Analyst Session 1 Analyst Session 2 Agenda Introduction Maximising Value from Existing Assets Products Network ITS Q&A Refreshments Innovating to defend and grow Fixed voice Mobile Data and Online Network Evolution Case example: IP Networks Summary Q&A Conclusion Lunch Speaker •Ted Pretty •Lynda O’Grady •Ken Benson •Jeff Smith •Panel •Stuart Lee •Holly Kramer •Andrew Johnson •Paul Geason •Ted Pretty •Panel •Ted Pretty

15 slide Maximising Value from Existing Assets — Product Lynda O’Grady Managing Director, Voice and Convergence Products

16 slide CBU’s IS & CBU’s F&A CBU’s Products Role and Engagement within Telstra A. Revenue • Product Life Cycle Management • Forecasting of Volumes and Revenue • SFOA Pricing A. Revenue B. Costs • Product Contributions monitoring • Product / Platform economics B. Costs C. Capex • Baseline & Discretionary investments C. Capex • Pre-Sales — Activation • Post-Sales — Assurance D. Service & Support D. Service & Support

17 slide Connecting Customers Through All 3 Networks (A Strategic Framework for Development) •Leveraging all 3 networks •Ensuring call completion •Preparing for a ‘grey out’ (how do I find the other party)? “A” Party VOICE DATA “B” Party VOICE DATA caller receiver PSTN call 1 # Mobile to fixed Fixed to mobile Mobile call Voice mail Surfing Fax to email Ecommerce Mcommerce Online SMS SMS SMS to fixed Intelligent servers Fax call Email WWW

18 slide Customer Experience — Human Language Access to Services Directory Assistance Voice Portal ....lessons learnt from initial deployments... Jan 02 Feb Mar Apr May Jun Jan 03 Jul Aug Sep Oct Nov Jul 01 Aug Sep Oct Nov 01 Feb Mar Apr May Jun 03 Jan 04 Jul Aug Sep 03 Oct Nov Feb 04 Mar 04 Apr 04 May 04 1# Call Information SMS to Fixed Enterprise Speech Solutions Communic8 Registration Personal Address Book & Voice Activated Dialing Customer Access Project About 50 staff with speech skills and real experience including: • Project Managers • Business Analysts • Solution Architects • User Interface Specialists • Application Developers • Operations These skills can be re-used! About 50 staff with speech skills and real experience including: • Project Managers • Business Analysts • Solution Architects • User Interface Specialists • Application Developers • Operations These skills can be re-used!

19 slide Product Development Roadmap 03/04 04/05 05/06 Phase 1 (03/04) +88% +44% Incremental Product Development Revenue Yr 1 Revenue to Yr 1 Capex ratio Phase 3 (05/06) In Concept Development 1.7 Phase 2 (04/05) 04/05 05/06 +48% +33% 06/07 1.7 $ millions Note: FY 04 financials unaudited

Increasing Innovation Capabilities
Extend Today’s product And add innovation centres development process (North Ryde and Docklands)
Idea development TRL
Channels Product Solution definition and development INNOVATION Customer Partners Ongoing Technical and CENTRES care Market operation build Testing Marketing Network Go-to-market and implementation IT/OSS
Lifecycle management and exit
• Increased focus on customer needs
• Clear accountabilities
• Faster speed to market
slide 20

Summary
• Maximising revenue through enhanced feature penetration and improved call completion
• Generating high incremental returns on investment from modest development capex
• Enhancing customer experience leading to customer retention and improved usage slide 21

Maximising Value from Existing Assets – Network
Ken Benson Managing Director, Voice & Mobility
slide 22

Skilled Solutions Integrator Across a Broad Range of Evolving Technology
Wireless Service Push to Talk Mobile WiFi Hotspots Installed Management Phones Consolidated GPRS alarms WiFi hotspots in Push to Talk Mobile McDonalds stores and Handsets and Packages Qantas lounges
Enterprise Speech Solutions Mobile Towers Launched speech Rolled out 663 recognition technology
FTTP Trial fibre
ULCEZ Telstra Internet access FIXED SMS
Network upgrade of Protocol Telephony Talking Text base stations and 1xRTT Installed 6 POPs BigPond installation Rollout all Capital Cities 80% CDMA network slide 23 All brands and logos are trademarks of their respective owners. No implied commitment or endorsement intended.

Discretionary Robust Capital Management capex
Baseline capex Telstra Capital Expenditure A$ Billions
Discretionary 2.9 3.0
• Growth Robust capital management
• Retention process
• Efficiency
• Clear prioritisation Meeting current • Business unit sponsorship business demand • Fit for purpose design
• Asset • Phased funds release replacement • Regular in-progress reviews
• Demand • Focus on revenue delivery
• Compliance
03/04 04/05 forecast Discretionary Capex +5% Growth slide 24

Costs Under Control While Not Compromising Quality
Opex Call dropout in national network Dollars normalized to 03/04
- 5% CDMA
100 95 104 9 02/03
-22% 03/04 03/04 Under- Abnormal 04/05 lying Items** GSM
04/05 • Bigpond expansion
• Disaster recovery 02/03
-13% Voice and mobility CSA costs reduced 03/04
02/03 -15%
03/04
-9% 04/05 slide 25 Note: FY 04 financials unaudited

Cost Saving Example: NGCRIII – Rationalising Opex Networks and Platforms Capex
Planned benefits* A$ millions, 05/06 Program will contribute $60M in savings during 04/05
10 180 20 30 PSTN pricing simplification Access 40 Plant and building 80 Data & IP network
Online Total
slide * Assumed 2005/06 as a typical year, gross benefits shown, not including implementation costs 26 Source: Network and Platform Rationalisation Diagnostic Program, NGCR III

Enhancing Network Resilience and Reliability To Differentiate Telstra
=< 2-=<512kBit/ Test 3Mbit/s redundancy s # Satellite Leverage Manage vendor/tech capacity decisions Wireless NETWORK BigPond =< 1.5 Mbit/s Increase network Customer SLAs ADSL Design & quality ISP 2 HFC resilience WWW
# ISP n =< PayTV FTTp
Disaster 10Mbit/s Reduce single =< recovery points of failure 128Mbit/s =< plan # Scalable BigPond 622Mbit/s Wholesale infrastructure ISDN slide 27

Improving Utilization of Existing Assets To Support Future Needs
• Double capacity in congested areas by GSM half-rate halving channel bandwidth
• Extend DSL range up to 10+ Km to DSL range increase broadband coverage extension slide 28

Enhancing Network Reliability to Reduce Churn and Further Developing Sales Support Action Status Results
• Addressing rural faults • Complete • Chronic tail faults PSTN down 50%
• End-to-end monitoring • Complete • Proactive Wireless of network management of data network quality and faults
• Enhancing helpdesk fault • Complete • Running 10K tests Broad-diagnosis . per week band
• Developing proactive • Next • Savings of $1.2M customer notification 12-18 mo. in 04/05 Front • Enabling CSRs to see products • Rolling out • $24M savings of available to specific customers over next over 4 years house 12-18 mo.
• Increased upsell & customer satisfaction
slide 29

Summary
• Doing more with less – greater functionality and higher volumes with lower opex and capex
• Maintaining technology leadership to simultaneously improve resilience, reliability, and performance
• Increasing utilization of network assets to enhance ROI
slide 30

Maximising Value from Existing Assets – ITS
Jeff Smith CIO
slide 31

Reducing Legacy Spend and Investing ITS new capability spend in New Capabilities ITS baseline spend
A$ millions
Opex Capex 655 615 105 545 150 175 395 305 275 550 240 110 465 125 370 195 150 155
02/03 03/04 04/05 02/03 03/04 04/05 Baseline spend -16% -34% -23% -19% reduction vs. 02/03 slide Note: FY 04 financials unaudited 32

Implementing Infrastructure and Process Changes
• Server & storage
• Utilize open standards, commodity maintenance costs based infrastructure (e.g., Linux) down 30%
• Consolidate stand-alone storage to • Storage unit cost reduced network based storage 40%
• Consolidate applications • Support costs down 35%
• Rationalize suppliers and
• $18M cost reduction accommodation
slide 33

Case Example: Telstra Data Warehouse Top 5 world innovation Integrated solution Commodity
NCR Oracle NetApp Dell Database software Database software Disk drive CPU
Disk drive
• Market leaders CPU • High volume production
• Reduced cost 80% per Tb
slide 34

Investing to Integrate and Rationalize OSS and BSS
Rationalize interfaces
Fulfilment Assurance Billing Marketing
ERP • Reduce complexity
CRM • Improve end-to-end service
Customer care
• Enhance flexibility
Service development
Network management
Ensure interoperability slide 35

Summary
• Consolidating multiple product specific solutions into fewer off-the-shelf convergent solutions
• Utilising open systems, open standards based commodity technologies to drive capital and opex reductions
• Investing in product/platform solutions which allow self-service provisioning, activation and assurance slide 36

22 July 2004

Innovating to Defend and Grow: Fixed Voice
Stuart Lee Managing Director, Data and Enterprise Products

Changing Revenue Base Over Time Telstra Domestic Revenue Total Australian Market SIOs 20,000 16
Mobile 14
12 PSTN Data & Internet 10 Intercarrier 8 Mobile Millions SIOs 6 Revenue (A$ millions) Fixed to Mobile 4 Narrowband Fixed Voice 2 ISDN 0 Broadband 0 1990 1992 1994 1996 1998 2000 2002 1990 1992 1994 1996 1998 2000 2002
Successful Migration Management to Date
slide 39

Managing Fixed to Mobile Substitution Telstra traffic and connection results Telstra Ongoing Strategy PSTN Basic Access Lines Local Calls Other MoU Millions Support PSTN access
Number of calls Billions line subscription and 02/03 revenues
-0.5% -3.5% -2.9% 03/04 Mobile SIOs MoU Millions Billions
02/03 Capture migrating +13.1% +17.6% wireless access lines 03/04 and minutes of use slide Note: Figures represent 9 months to 31st March 40

Managing Voice Over IP Migration
Australian Market Voice over IP Telstra ongoing strategy Penetration Approach Segment
Enterprise • Market leading deployment Enterprise – CustomNet roadmap Handsets <5 – Hybrid solutions Percent
SME • Targeted responses SME – Packages Access Lines <1
– Access – IPT experience
Percent
Consumer
• Building “Ready to Move” Consumer Call Volumes <0.1 Percent
slide 41

Building Voice Product Functionality
MessageBank® Talking Text Personal Assistant Combined
slide 42

Telstra Contact Centre Solutions
Network Routing
Workforce Call Back Manager Re-route Network Park
Multi-Media Voice Telstra’s Recording Outbound Intelligent Network
Network IVR Reporting Voice Verification Screen Pop/ Inbound Desktop
Managed Business Systems Operational Speech Application Partner Cert Services Consultancy Integration Consultancy Recognition Development Prog,
slide 43

Strategic Framework Solutions & Services My My
My My My My Calendar & Info & Home Identity Payments Communications Address book Entertainment
Enablers Identity Presence Payments Location
IP
Connectivity & Physical Infrastructure

Summary
• Responding to migration in a measured way: — Offering enhanced services to strengthen fixed voice
— Developing integrated solutions to capture migrated lines/minutes
— Deploying VoIP selectively

Innovating to Defend and Grow: Mobile
Holly Kramer Managing Director, Wireless and Mobility Products

Improved Mobile Depth of Coverage
Mobile capacity and coverage spend 8% 20% $130m $120m $100m
Increased micro cells and tuning provide significant benefits at low cost 02/03 03/04 04/05 Base station additions p.a. 356 325 GSM 129 175 CDMA slide Note: FY 04 financials unaudited 47

Improving Prepaid Mobile Offering
Prepaid on CDMA Prepaid on fixed Prepaid mobile data Prepaid charging Customer self care

Push To Talk Speak Push Release
Release Push Respond
GPRS Network IP Packets IP Packets IP IP Packets IP Packets IP Packets IP Packets IP Packets Packets IP Packets IP Packets
Client 1 PTT Application server Client 2 & 3
slide 49

New Messaging Services
SMS Buddy / Premium SMS Blackberry USSD Access to Online SMS BigPond email slide All brands and logos are trademarks of their respective owners. No implied commitment or endorsement intended. 50

Expanding Wireless Content and Applications
i-mode Service Delivery Multi-media Platform enhancements
slide 51 All brands and logos are trademarks of their respective owners. No implied commitment or endorsement intended.

i-mode Content
Chat Chat Sports Gay AFL.com.au NRL Stats PGA Tour Cricket Games NBL Action Chat Strategy Sportsdata Games Banking Soccer Role PLay Tones & Pics Tones & Pics Balances Sports Trivia BlueSkyFrog Transactions Entertainment Stock Prices Wallpapers News & Weather Trading Travel Screensavers Currencies Info True Tones Indices Banking MiYowa
Travel Departures Arrivals Entertainment News & Weather Maps and Directions Info City Search News alerts Accommodation Auctions TV Guide National News Trains Sensis Search Movie Listings International News Ferries Restaurants Guide MinistryOfSound Sports News Buses Find Nearby Astrozone Celebrity News Maps and Directions Music News Weathernews Traffic WeatherChannel Trading Post
# All brands and logo are trademarks of their respective owners slide * All organisations represented on this slide are examples of content services that may be part of the I-mode service. No implied commitment or endorsement of the I-mode 52 service is intended.

Increasing Demand for Higher Bandwidth
Wireless Access Technology Market Drivers 1xRTT/EVDO/WiFi Flarion/WiMax etc 3GSM/WCDMA Business Mobility / • Outside office Productivity email
• Distributed workforce management Fixed • Fast internet Broadband access Infill
Consumer • On the go Applications internet access
• Multimedia usage
slide 53 All brands and logos are trademarks of their respective owners. No implied commitment or endorsement intended.

Summary

- Driving asset utilisation and revenue mix through new voice services including PTT and messaging
- Driving data usage through improvements in content platform provision and user experience
- Selectively investing in high speed access

Telstra
slide
55

Summary
• Driving asset utilisation and revenue mix through new voice services including PTT and messaging
• Driving data usage through improvements in content platform provision and user experience
• Selectively investing in high speed access

Innovating to Defend and Grow –Data & Online Network Evolution
Andrew Johnson Managing Director, Data & Online
slide 56

Emerging Layered Industry Structure Connected People Networked Businesses Anytime, Anyplace, Anyhow Anything SOLUTIONS Linking People And Businesses SERVICES Components of Solutions Appliances TELSTRA IP Appliances
CONNECTIVITY
INFRASTRUCTURE
Consumer Intermediary Business Service Service Service Providers Providers Providers slide 57

SOLUTIONS SERVICES Future Network Evolution CONNECTIVITY Access Aggregation Edge Core Service INFRASTRUCTURE Mobile Voice GSM/GPRS & Data CDMA/1xRTT Voice PSTN
Narrow & Dial IP Broadband ADSL Access HFC Cable DDN “Today the access, the edge and Dedicated & the core are tightly integrated to
X.25 Switch Data specific Services” FR/ATM (SDN) Wideband Ethernet
IP (EDN) IP Networks IP VPN (RDN/IPEvo) Internet Direct
Transmission SDH
slide 58

SOLUTIONS SERVICES Future Network Evolution CONNECTIVITY Access Aggregation Edge Core Service INFRASTRUCTURE
Mobile Voice GSM/GPRS Access Aggregation Edge Core Service & Data CDMA/1xRTT
Voice PSTN Broadband Wireless Narrow & Dial IP Broadband ADSL Broadband Access HFC Cable DSL DDN IP / MPLS Dedicated & Broadband Edge Network X.25 FTTp/HFC Switch Data Aggregation FR/ATM (SDN)
Wideband Ethernet Wideband Ethernet IP (EDN) IP Networks IP VPN (RDN/IPEvo) Internet Direct Intelligent Transmission SDH Optical Transport
“Tomorrow access will be decoupled from the edge and core. Services will be agnostic to the technology” slide 59

SOLUTIONS SERVICES The Key Elements CONNECTIVITY INFRASTRUCTURE Customer Access Core Network Services
Consumer & Softswitch business Broadband and Media Wireless Wireless Gateways (VoIP) Smart Home Multimedia Broadband IP / MPLS (Consumer) / DSL or Fixed Network Smart Office
FTTp/ Streaming (SME) Aggregation HFC Multi Service Edge Video Smart Office Wideband Hosting (Enterprise) Ethernet Ethernet Storage & Backup...
Intelligent Optical Transport NG-SDH (MSPP)
Enables Telstra to deliver end to end service and slide customer specific SLAs 60

What Broadband is Enabling SOLUTIONS SERVICES in the Digital Home CONNECTIVITY
INFRASTRUCTURE
Portable Device Zone
Home Network Core Office & PC Zone Entertainment Wireless Network Zone Router Storage
Home Automation Zone
slide 61 All brands and logo are trademarks of their respective owners. No implied commitment or endorsement is intended.

New Products Emerging at Rapid Rate SOLUTIONS SERVICES Delivering Real Customer Benefit CONNECTIVITY INFRASTRUCTURE Development Introduction Growth Maturity Decline Exit
W’sale W’sale ATM DDS ATM
FR Internet DDS Continuing to Managed WAN Austpac launch innovative IP WAN new products VGDL
IP MAN
IP IP VAS Global COIN Integrated IP IP SLA BDSL
Solution reporting
IP Security
Revenue Growth 500-5 (15) – (20)
Percent slide 62

SOLUTIONS SERVICES New Range of Services for Business CONNECTIVITY INFRASTRUCTURE
• Connectivity
—Office of the future —IP, IP VPNs, packages of wired and wireless connectivity Public Hotspot
• Solutions Wireless Office —With leading international partners (Alcatel, Siemens, Microsoft HP)
Corporate HQ
• Services Secure Internet Remote Roaming office — Hosting, ASP, Web Services, Identity Management
—Managed Networks and Desktops Mobile office Home office
• Infrastructure
— Base level communications and transaction infrastructure
Future growth will be Services and Solutions Led
slide 63 All brands and logos are trademarks of their respective owners. No implied commitment or endorsement intended.

Summary
• Implementing our Future Network Evolution — Progressively capturing cost and performance benefits — Implementing within our existing Capex envelope — Minimising risk and customer disruption — Pursuing path consistent with that of leading telcos
• Delivering significant benefits for consumer and business as we elevate our focus from connectivity to services and solutions

Case Example: IP Networks
Paul Geason Director, IP Networks and Services

IP Evolution: Simplicity and Reliability.
Customer Access Core Services
Dial Softswitch & ISDN Media Gateways (VoIP)
Multimedia FR/ATM IP / MPLS BDSL, ADSL Streaming Video Ethernet Hosting Storage & Backup... GPRS, CDMA
Satellite slide 66

Leading the Market in IPVPN Competitor revenue Telstra revenue
+50%
• Highly +50% contested market with +250% more than 20 competitors
+255% 2000 2001 2002 2003 2004
Share 17% 36% 37% 42% 45%
slide 67

Building a Distinctive and Comprehensive Portfolio of Services
2004
2003 • Public Internet VPN
• Evolution to 2002 • Wireless IP single MPLS core services
• On-line
• Value added • Government 2001 management servicesIP
• Customer Web – Hosting • IPMAN Lite
Portal 2000 • 2nd generation – Security • Virus scan & – Storage • Reporting IPVPN content
• Integrated IP filtering • Business DSL
• Flexible IP
• Launch solutions Access networking • Global IPVPN
–IPWAN
• ADSL/ISDN • IP Telephony –IPMAN access
• Frame/ ATM access
slide 68

End-to-end Alignment to Deliver a Great Customer Experience
IP Leadership Improving end-to-end customer service
• Voice of Customer
• Six Sigma tools
• End-to-end alignment
Integrated platform Enhancing “serviceability” and operations • Customer network management
• Single MPLS core • IP commissioning cell
• Multiple Service edge • Online customer management/
• Simplicity tools
• Core/edge/VPN reporting
slide 69

Summary
• Leading the IP virtual private network market in Australia
• Enhancing customer experience through platform and operational investment
• Managing end-to-end performance, integrated platforms and operational focus

22 July 2004

Telstra Technology, Innovation and Products

Operational Briefing

22 July 2004

Opening Address

Ted Pretty
Group Managing Director
Telstra Technology, Innovation and Products

Welcome to the Telstra Technology, Innovation and Products briefing to the market.

First some background to TTIP. The Telstra’s Technology, Innovation and Products group was formed in October 2003 and comprises the technology network groups, Telstra Research Labs, the ITS functions and fixed, data and wireless product groups. We are the company’s engine room.

Our role is to cost efficiently deliver the infrastructure and new product to support this revenue growth. Network and some IT operations (e.g. our Global Operations Centre and field service functions) are not in this group. They are in the Infrastructure Services Group led by my colleague Michael Rocca.

Products managed by TTIP represent about 70% of Telstra’s domestic revenue. The revenue generated from products and services in this division is reported by segment in the customer business groups. Product streams that are not directly managed by TTIP include BigPond service; Sensis; Intercarrier services; NDC and Telstra Multimedia led by Bruce Akhurst; and Managed Services led by David Thodey.

The platform and systems which we build and support underpin more than 95% of Telstra’s total domestic revenue as well as a component of its international revenue.

Our top 5 priorities are as follows:

•	Cost reduction

•	Service Improvement

•	Delivering Profitable Revenue Growth

•	Designing for the Future

•	Building a World Class Team

Our key financial performance indicators are cost reduction, revenue growth, capital expenditure and cashflow.

In this presentation today we want to cover the following:

•	market trends

•	our Vision

•	the customer experience we will provide to all metropolitan, regional and rural customers

•	how our network platform architecture will evolve to seamlessly deliver such services with our focus on next generation technology solutions with high quality of service

•	the rich range of innovative products and services which we will deliver and the benefit of such services to our customers

•	our plans to deliver innovation to underpin our existing revenues and new products to support growth whilst meeting the Company’s capital management commitments.

Let me deal with these each in turn.

Market Trends

Today, about four out of five Australians own a mobile phone and the penetration of mobile and wireless devices will shortly exceed 100%; more than 450 million SMS messages are sent each month across all of Australia’s networks and that number continues to grow quickly; internet penetration is at 53% of households and by year end, about 1 million Australian homes will have some form of broadband connection; virtually all major corporate and government customers use some form of Virtual Private Network, IP VPN service or network based voice and data service and some use our advanced digital video network services.

To put this into context Telstra’s own broadband subscribers numbers now exceed 800,000 (retail and wholesale combined), our GSM Subscriber base is now approaching 6.7 million subscribers and our CDMA base will shortly exceed 1 million subscribers. These are impressive numbers and they demonstrate the growth we see in the market.

So, the trends are wireless, broadband, IP based solutions and multiple services per household and customer. These services allow customers from any device and anywhere to instantly keep in touch, create multiple virtual communities, enjoy access to information and entertainment, and transact their business.

We know that our environment is changing and customers want us to simply deliver the benefits that technology can bring namely choice, price competitiveness, convenience, flexibility and the opportunity to change the way in which they conduct their lives or run their businesses.

Our Vision

The cornerstone of this vision is that Telstra will become Australia’s leading customer grade IP based multi-services provider.

In simple terms what this means for customers is an absolute commitment by Telstra to provide all existing and future customers across all of Australia best in class fixed, mobile and broadband services.

By meeting all of customers’ voice, data, messaging, video and entertainment needs in this way we are Connecting Australians to the Future.

The strategies to achieve this Vision are based upon the company’s assessment of the market growth opportunities and also customer feedback. They draw heavily upon the recently completed Telstra Technology and Product Blueprints initiated by my predecessor Doug Campbell. It embraces our brand values of Clever, Caring and Trustworthy. These values are no less significant within a core technology and product group like TTIP as customers depend on us to provide solutions in a way that delivers the best customer experience.

We are specifically addressing the needs of regional and rural customers and it is our intention, subject only to any practical constraints, to deliver equivalent services at all times.

Customer Experience

To provide the best customer experience we can we need to be focus on certain basic tenets of customer service (internally we call these our Customer Experience Principles).

We need to have strong momentum in terms of our product and service innovation and in architecting our networks and platforms to be able to provide a rich range of voice, data, messaging and video services delivered in a seamless manner over our core IP, broadband and wireless networks. However it is how the customer will enjoy the benefits of these services which remains key. We want to deliver best in class customer experience.

TTIP has adopted a set of Customer Experience Principles (developed by my former Telstra Retail Team and now in place across the company) to drive the TTIP business. They are:

•	Keep it simple

•	Know who I am/recognise me

•	Be easy to deal with

•	Communicate with me effectively

•	Deliver real value to me

•	Don’t ever put my business/interests at risk

•	Let me see only one Telstra

•	Keep your promise

For our technology and product group this means
Keep it simple	•	We will design/architect our networks based on simplicity and with multi-service capability to enable ease of interface and access

	•	Our products/services will be intuitive and easy to use

Know who I am/recognise me	•	We will know what services each customer receives and our customers’ network architecture

	•	We will understand that our network is an extension of our customers’ infrastructure

Be easy to deal with	•	Where feasible we will enable our customers to self-provision services

Communicate with me effectively	•	We will explain the feature, function and benefits of our products clearly to our customers and partners

	•	We will explain the nature of the services we offer, the networks that support them to our customers and partners and the business risks if any arising from deployment choices

Deliver real value to me	•	We will always deliver on our promise of integrated products, solutions and billing

	•	Our products and services will always add value to our customers’ lives and businesses

	•	We will always provide ‘best of breed’ products and services

Don’t ever put my business/interests at risk	•	Reliability to the agreed service level is everything

	•	We must ensure best-in-class redundancy and restoration

	•	We must know of any service or network interruptions before our business customers and advise them

	•	Our networks and systems must be alarmed and accurately monitor and deliver to the customer experience

	•	We will understand the impact of a service disruption

Let me see only one Telstra	•	We must operate as one team - one focus - shared objective - to deliver great service

	•	We must be accountable for delivery - TTIP and IS always work as one

Keep your promise	•	Our products and services must meet the promised SLAs

	•	As individuals we must do our own job and be accountable

Telstra’s Evolution

To meet these market trends and to deliver the required customer experience as we have done successfully year on year, we must leverage technology to provide reliable, innovative and unique voice, data messaging and video services over a converged IP network architecture.

To support the very latest products and services our networks and platforms must continue to evolve, just as they evolved from analogue to digital (FMO) and from circuit switch to packet environments (DMO) in an efficient and timely way.

If there was one phrase by which I could define the network and platform technology backdrop against which we must deliver these services to our customers it would be that “we are accelerating our move to a converged network and platform environment with IP as the common method of transport across advanced broadband and wireless networks”.

A critical point to make here is that this is about an evolution. Even in an emerging IP world, all carriers will continue to manage a mix of both traditional circuit switched and packet switched IP technologies. We will do this in an efficient way and in a manner that does not compromise our service standards.

               Future Network Evolution

In realising our Vision, Telstra is building our Future Network Evolution infrastructure that will deliver converged communication service to customers over broadband access and via any device. The key components of our Future Network Evolution infrastructure comprise:

•	An intelligent optical transport network optimised for IP traffic

•	A common multi-service IP/MPLS based core

•	High-speed multi-service Broadband and wideband access – DSL, HFC, FTTP

•	A rich set of advanced communication capabilities provided by softswitch and application servers

•	Complementary 2.5 (GSM/gprs and CDMA/1xRTT and 3G (EVDO and WCDMA) integrated over time to provide operating and cost efficiencies

•	An integrated OSS/BSS capability to deliver better customer service (e.g. Self service, auto-provisioning, self diagnosis and advanced customer network management)

The Future Network Evolution infrastructure will enable key changes as follows:

•	from “multiple technologies & multiple networks” to “a common IP/MPLS based network with multiple forms broadband access”

•	from “service functions tightly coupled with each network/access” to “seamless service over any access”

•	from “customers choose/buy technology (e.g. DDS, FR, ATM, IP)” to “customers buy solutions and applications”

•	from “customers have separate networks for voice and data” to “a converged IP network for voice and data”

Our Future Network Evolution infrastructure will bring the following benefits.

•	We expect to see significant cost reduction both in capex and opex over time by first capping and subsequently exiting legacy networks and diverting growth to IP networks.

•	We can ensure our investment is future proof

•	We expect to grow new revenue enabled by new services over our future network

•	We will be able to deliver a converged Customer Experience

Lets look at what is happening at each major layer of our network and platforms.

               Core and Transmission

Recently we announced selection of a supplier to support the transformation of our current Transport network into an advanced, ‘Next Generation Core Transport Network’. This transformation, which has already commenced, will see Telstra realise significant capex and opex savings in our network.

We will have a market-leading network platform from which we can cost effectively, and flexibly launch new services (including high speed/high bandwidth IP and Data-related services, eg. 10Mb, 100Mb, GigE, ATM and SAN services) to all of our customers from residential, SMEs through to Corporate.

Telstra already has an efficient current generation transport network, and the challenge was to select the right approach to evolve this network. These plans are now being executed and will see the following benefits being realised for Telstra and its customers:

•	New Next Generation SDH and possibly photonics platforms from which Telstra can provide a vastly enhanced range of services, improved ‘time-to-market’, as well as cost effectively meeting future capacity needs

•	Seamless enablement of Telstra’s existing deployed base of transmission equipment (as well as its future platforms) with low cost plug-in and add-on solutions

•	Total end to end management of all solutions which will ensure the highest levels of service quality for its customers

•	Clear opportunities for Telstra to reduce its costs through capex savings as the new network is significantly cheaper on a unit cost basis, and will over time reduce the number of layers in the network and opex savings through the reduction of ‘stovepipes’ (e.g. overlay networks for each service type) and through improved processes

The evolution path that Telstra has chosen will see a low-risk, low-cost approach to IP/packet enabling our existing network, whilst at the same time implementing state-of-the-art transmission technologies which will improve our competitiveness and the quality and services we can offer our customers.

For example we have deployed ATM based, voice over packet core (VoPC), to lower our operating costs. ATM technology has made high quality, packet voice carriage possible before IP has become mainstream. We are migrating ISDN primary rate services, for example, to VoPC to take the load off local switches, removing the need to upgrade processors in those switches. This is good capex management.

               Switching

At the switching level we have three technology shifts to deal with: PSTN to VoIP; Mobiles 2G to 3G; and data to IP.

Let me start with the data view, because the future IP data network will be the “carriage layer” assumed by the others.

Our existing network elements will merge courtesy of the IP evolution. Our Switched Data Network (SDN) supports our current Frame Relay and ATM products. These product interfaces can be supported on IP networks. Our initial focus is to cap investment diverting growth to IP networks and subsequently retiring SDN. A key part of that will be ensuring new DSLAMS are deployed with Ethernet interfaces, which can be backhauled using the SDH Ethernet interface described above. Once new traffic growth is covered this way, we can follow an economically driven path to some network and platform retirement. Expenditure on our DDN and SDN is to be capped by 2006. So the basic plot is for an evolved IP network taking our growth in volume from 2006.

For fixed voice, we have a solution deployed for the Enterprise customer base for our TIPT services. By Q3 we will have available advanced soft switch technology to support the provision of the latest Voice over Internet Protocol (VOIP) services for all segments including the Consumer and SME markets and not just for the Enterprise market. We will have different servers within that environment to support different segments and different products for those segments. So today we have commenced building our next generation network for voice.

For mobiles we will either acquire (and enhance) some WCDMA (3G) switches as an overlay from 2005. From the outset our 2G/3G networks will share many elements and around 2006 to 2007 we will start to integrate our 2G and 3G mobiles networks. In the period to 2008 we will likely use some of the same components identified through the softswitch tender to support the mobiles environment.

Around 2008 we should begin to see integration of our fixed and mobile networks into a common switching fabric carried on the common IP core.

Through the course of this transition over the longer term we see a reduction from 130 key switching sites to approximately 20 Switching and Routing Sites (SRS). From later this year we will have identified these sites and be able to focus our investment on them.

The softswitch itself replaces the core processors and call feature software in our PSTN local access switches. Other VoIP components replace other parts of the PSTN.

The main benefits of this IP based softswitch technology are integration with desktop and computing world which opens the way to match existing ‘call control’ features and add new features associated with presence, contacts, conferencing and collaboration, access to information, entertainment and security.

The cost story here is compelling. The equipment unit costs are between 10 and 50 percent less than the equivalent circuit switch platform. Note this is important to start ups but less so to Telstra as we have already made the PSTN investment. Over time, and we monitor this closely life cycle opex will drive us to retire the existing PSTN circuit switch architecture.

               Customer Access Networks

The key features of our next generation access strategy and those areas which will be the focus for Telstra’s forward capital expenditure programs will include the:

•	Continued improvement and augmentation of the copper Customer Access Network (CAN) to meet Quality of Service requirements. Approximately $320 million will be spent over the next 2-3 years on overall CAN upgrade

•	Further enhancement of the broadband DSL network to support higher speeds and extended ranges. There are still advances to be seen from DSL technology that will see additional investment justified in this area. DSL has at least another 10 years as a network and access bearer

•	Enhancing the HFC network to support higher speeds

•	Greenfield (new estates) deployment of FTTP. We are undertaking two trials in Brisbane. $34 million will be spent on this deployment

•	Very limited brownfields deployment of Fibre to the Premises (FTTP) to replace (where efficient to do so) the existing copper Customer Access Network (CAN)

•	The deployment of Wireless Local Loop for rural and regional customers requiring full PSTN equivalent service where traditional fixed infrastructure is not practical

•	The trial deployment of somewhat misnamed ‘4G’ fixed wireless broadband coverage afforded by companies such as Flarion which I will address further

By 2020, aggressive industry forecasts for Australia suggest we will have about 6 million lines households served by FTTP and still around 2 million copper access line.

Let me drill down on ADSL, HFC and FTTP specifically.

With today’s DSL technology we can deliver 1.5Mps up to 4 kms in practical terms to 80% of households. We will increase this to 90%. This DSL technology can be used to deliver up to 6.5 Mps up to 1 km.

We do not offer service beyond 4.0 km from the starting point of the DSL service but note that this is not necessarily the exchange, ie., we can extend from the exchange on fibre and install a mini DSLAM in the street and then the above numbers apply radiating out from that start point. Thus, coverage is more an economic decision than a technical one. We are also running trials which will potentially provide services, albeit at a higher cost, at distances over 10km from the exchange.

For HFC today we dimension for 1.5 Mbps downlink and 256kbps uplink.

On our FTTP trial, customers can get an ADSL equivalent service. FTTP technology has proved to be a commercially viable alternative to the copper network in new estates. Within the next 18-24 months, the total FTTP capex for network equipment (including cable) per home passed is expected to equal the cost of provision via the traditional copper based network. Today it is around 1.5 times the cost of copper. The cost to support FTTP will be less than the cost to support traditional copper based network. In addition to savings on the initial activation, we estimate there will be annual savings from a more resilient and flexible FTTP network. Currently, customers use a variety of access infrastructures to receive Telephony (copper), broadband data (Copper/ADSL, HFC, Satellite) and payTV (HFC/Satellite) services. FTTP will offer an equivalent to these existing products and services via one dual-fibre access technology with on-going cost savings in operations and maintenance. Also longer term, FTTP technology will provide a growth path to higher bandwidth internet and entertainment services.

This trend is consistent with our peers in Europe such as BT and also the US such as Verizon although they may pursue this more aggressively than we may. The US carriers face far greater pressure in this area from the cable companies who are aggressively targeting their fixed access customers and voice revenues. The regulatory rules are also different in those markets.

The takeout is that fibre is becoming cost competitive with copper, and we should be seeing much more of it beginning in the months ahead – but the transition to all fibre will occur over next 15-20 years not in the short term.

We have briefed ACCC and ACA of the FTTP initiative.

These moves complement and extend the work undertaken by Telstra and completed in the latter part of 2003 to digitise its cable network to support an incredible range video and entertainment services for both its and Foxtel’s customers.

               IP and Data Core

Our key initiative in this domain is the deployment by Telstra of the most advanced IP MPLS based, data and IP network. This will be a central platform to support high availability, high performance, enterprise and business products including IP VPNs. A key focus is providing best of breed Quality of Service (QOS) and enhanced features.

Approximately $140 million will be spent over the next 3 years on our MPLS data and IP voice and video networks including customer network management elements.

We address below the extensive work undertaken in evolving our IP architecture, significantly improving the area of IP data and IPT reliability. Our market share and growth will demonstrate how successful we have been in this critical business area.

The MPLS core we are deploying also enables us to provide enhanced features which include:

•	IP Services Portal: giving all customers online visibility and control to effect adds, moves and changes to their networks

•	CPE router provisioning and management for Frame Relay, ADSL and Business DSL access to IP WAN

•	an IP Commissioning cell, ensuring faultless deployment of IP services.

               Wireless and Mobility

We will aggressively extend the coverage of our existing 2G and 2.5 G networks. Let me add some detail. You are aware our GSM network has 96% population coverage and we will add nearly a base station a day over the next 12 months. The payback on most of these sites is around twelve months and this represents a very efficient use of capital. Our CDMA network now extends to cover in excess of 98% of the population and we have almost completed our national 1xRTT data enhancement to the CDMA network which sees corporate and business customers enjoying average speeds for wireless data at around 70kbs bursting up to 144kbs.

In addition we will:

•	Roll out EVDO in Telstra’s existing CDMA network to provide 3G wireless coverage for very fast wireless data services with services to be operational in major capitals by October. This complements the national rollout of 1xRTT on Telstra’s CDMA network during FY04 which provides high speed data access.

•	Deploy and launch (on owned or shared infrastructure) during 2005, 3G WCDMA voice and data services to support a wider and more exciting range of rich voice, messaging, data and video services targeted at early adopters

Let us look at some of these in more detail.

2.5G

The GPRS network overlay to the GSM network current supports data speeds up to 40 kbps and is extensively used by business for Blackberry mail access as well as POS and other mobile data terminal access to corporate VPNs for many transport and logistics companies. We expect this growth trend to aggressively continue. In addition Telstra leads the world in being the first carrier to deploy Push-to-Talk services over GSM cellular and customer trials have been an outstanding success. It is expected that Push-to-Talk over cellular will gradually replace two-way radio.

A brief comment on GSM ‘Edge’ technology. Most of our new GSM base stations come equipped with Edge capability but there is not sufficient device penetration and the technology window is too short to launch it on its own prior to WCDMA. Hence we will likely look to use it further down the track to boost performance outside WCDMA areas but not offer Edge as a service on its own.

3G – EVDO and WCDMA

What is most exciting is our rollout out of 3G on CDMA which is known as our EVDO network. We have been methodically but aggressively rolling out EVDO (Evolution Data Optimised) in major cities. For FY 05 we will see a combined deployment total of 1xRTT and EVDO base stations of about one a business day. EVDO offers data speeds of between 300-500 kbs and is true Wireless Broadband. This network, like that deployed by Verizon in the US, offers complementary coverage to our CBD wireless hotspots. Our long term objective is to be able to offer customers seamless roaming from WiFi to EVDO to 1xRTT in continuous session.

Broadband Wireless Development

We are pushing for viable wireless broadband access in situations where fixed access is not available. EV-DO may be possible for this, though other emerging wireless broadband technologies, referred to as WiMax, may be superior. We are trialing Flarion as the most promising of these. It is fast with high capacity and, working at 800MHz, has long range. Products built to WiMax as per IEEE 802.16 standard are also promising. However, available spectrum bands is likely to be an issue. Flarion has developed a broadband wireless technology that will allow us to add a card or “blade” to our CDMA/EVDO network that will provide data rates equivalent to our current DSL service. We are deploying the Flarion technology at Silverwater and North Ryde in Sydney, and Ballarat in Victoria, and subject to commercial viability we will proceed to deployment. Our investment in this trial is modest at around $1 million.

The compelling feature of these investments is that they are incremental and leverage our existing architecture.

               Service Delivery Platforms

To leverage these new network capabilities state of the art service delivery platforms from which to launch new products and features accessed by any type of device and carried over our fixed or wireless networks.

In 2003 we launched a common online platform for fixed and wireless applications, on which we provide innovative new services for telstra.com, BigPond Broadband, IP WAN and Wireless Data. This was a first step in creating a common platform supporting both Java and .NET applications with reusable, scalable infrastructure independent of the delivery network.

Web Services are central to our integration approach allowing us rapid application development and service creation, without replicating complex core systems such as billing, provisioning and CRM. Our platform has significant flexibility and is based on well defined standards.

               IT Platforms

Our CIO, Jeff Smith has led significant work in redefining our development environment for key applications that support our customer service systems including billing, front of house support and customer relationship management. The outsourcing of specific support for such systems is helping us move quickly to best practice CMM levels.

In addition the ITS group has substantially re-architected our IT infrastructure and associated standards to ensure that we maintain an open environment to easily enable the deployment and integration of new applications and systems. Skills have also been a key focus in this domain and the recent ITS transformation program has ensured we have the right skill mix within the company to deliver future IT support.

The ITS group delivered on its key metrics for FY 04. The FY 05 year will see us focus on systems reliability both in terms of availability and performance and business continuity and disaster recovery plans.

Innovative Products and Services

               Fixed line access and calling

Now what are the benefits to consumers from this next generation network and platform strategy?

This is about Telstra’s commitment to provide the richest range of voice, data, messaging, personal and entertainment services to customers.

Last year we launched a number of compelling fixed line services and features, Telstra 101, 1#, and Fixed sms enabling us to drive up our call completion rates within the network, thereby adding valuable incremental revenue over our established infrastructure. Telstra now achieves an average take up of 5.7 features per fixed line which is best practice globally.

In FY 05 you will see the Telstra Personal Assistant which will enable our customers to leverage a network based personal address book. Voice is now not simply a product, it is an application and also a tool and, as such, is undergoing a major transformation. Voice recognition will be the key to making accessible to all customers, a richer range of products and customer service solutions.

Our strategy is not simply approached on a single product by product basis. Our Consumer Convergence Framework provides a structure to coordinate all our initiatives across fixed, mobile, BigPond and Media.

Broadband as a product category is now growing rapidly and with satellite, cable and DSL is available to all Australian households.

In relation to internet services, one of our key focuses is on broadband and we are on track to our goal of providing broadband services through our retail and wholesale channels to 1 million broadband SIOs by June 2005 and to achieve $1 billion in broadband revenue by December 2006. As at 30th June 2004 there were in excess of 800,000 SIOs.

Mobile and Wireless Services

For our mobile and wireless customers these services include SMS, fixed SMS, MMS, video and music download, P2P video conferencing, games, presence services and business applications. This will be done in the context of a broad based Consumer Wireless Strategy.

This strategy covers how we will provide further enhanced data and multimedia services to our existing base of 2G, 2.5G customers as well as to start to embrace future 3G services.

We will implement late in the second quarter of FY 05, the i-mode platform on the GSM/GPRS network. With i-mode, Telstra will be able to offer a premium wireless experience to its customers, delivered over a wide range of innovative multifunctional handsets.

The i-mode service, based on the successful DoCoMo experience in Japan, is based on de facto Internet standards and, in other markets, has proved itself to be attractive to content and application providers, stimulating a vibrant content market with thousands of content sites for customers to choose from. The agreement allows Telstra to draw on this international experience to bring a world leading service to Australian consumers. i-mode is a mobile internet service that provides subscribers with access to rich content, e-mail, games and other applications and services through their mobile handsets. i-mode is leading the world in mobile internet innovation with over 43 million subscribers and 80,000 content sites (already 4,500 outside Japan) in nine different countries.

The agreement with Telstra in Australia marks DoCoMo’s ninth partnership for the i-mode service. Telstra joins an international i-mode alliance that includes E-Plus Mobilfunk GmbH & Co. KG (Germany), KPN Mobile N.V. (Netherlands), Far EasTone Telecommunications (Taiwan), BASE N.V./S.A (Belgium), Bouygues Telecom S.A. (France), Telefonica Moviles Espana (Spain), Wind Telecomunicazioni SpA (Italy) and COSMOTE Mobile Telecommunications S.A (Greece).

In addition, Telstra will continue to enhance and develop the wealth of content currently available to its existing customers. As you know, we already have almost 8 million mobiles subscribers. In addition to our previously announced initiative on i-mode, Telstra is undertaking the deployment of a state of the art service delivery environment during the 1st half of 2005 to more effectively serve our customers with “open standards” based data capable devices. We will ensure that established customers can enjoy the benefits of these new services, on the device of their choice.

The new environment will enable us to deliver a more personal and targeted user experience to our customers offering compelling services that match their specific interests, whilst making full use of their own devices capabilities - with content efficiently adapted, for example, for screen size and number of colours.

The service experience will be smooth, avoiding the need for repeated password entry and with the addition of navigational aids to prevent customers getting lost when browsing between services. New and existing services will be easy to discover, through both their mobile device and also via the web.

Our objective is to double our mobile data ARPUs and increase data use penetration across our entire mobiles base.

               Data and IP services.

As previously stated, the MPLS core we have deployed also enables us to provide enhanced customer offerings and important product events are planned for FY 05.

We will deploy a new suite of remote working solutions (“Office of the Future”) and deployment of an integrated Internet VPN solution for small and medium business. The remote working solutions portfolio integrates office hotspot, remote office, home office, mobile office and secure internet roaming services for a fixed price per user, with a single client interface and identity across all access options. The Internet VPN solution provides an entry point VPN for small and medium business. The solution integrates access (ADSL), internet services, pre-configured IP Sec enabled routers and support.

Telstra continues to lead the domestic Managed Private IP VPN market with IP WAN. Between IP WAN and IP MAN solution we have more than 45% share and have grown our revenues 55% YOY ($67 million in FY 03 to $104 million in FY04). This market leadership has been attributable to our flexibility in addressing particular market needs. The Government IP campaign generated success for us in many states. By “lightening” the feature set of IP MAN we were able to reduce our costs and compete effectively with tier 2 suppliers and raw offerings such as dark fibre.

In our view Telstra IP based services clearly out-feature and out-perform those of Powertel / Request DSL, Primus and Optus. We have the competitive advantage. Telstra’s IP VPN Solutions are by far the most successful in the market with ~ 50% market share compared with Optus’ 10%.

A study by IDC in 2003 identified Telstra’s strengths in the IP networking market are quality of network, financial strength, network footprint and breadth of offering for both products and services.

Telstra’s IP networks have a greater breadth of offering in terms of access type, geographic coverage and value added services. Currently more than half of our 1200 IP VPN customers use our value added services including mail and security services. Today in the business market we are a clear market leader in a very competitive space with over 15 players. We are currently growing faster than the market, and expect to gain further market share over time.

We have deployed MPLS based IP VPN networks for the Department of Education and Training, and the Catholic Education Office in Western Australia. In the case of the Department of Education and Training there are 740 sites across the state of Western Australia connected to an IP VPN at speeds ranging from 2 Mbps to 10 Mbps. The Catholic Education Office has a 150 site network. These networks play a critical role in removing the “digital divide” between rural and metropolitan requirements. The networks enable improvements in learning of every child in a government or Catholic school in WA. The networks enable on-line course definition for teachers, collaborative on-line learning for students and enable access to media rich resources.

It is worthy to note that whilst this migration to IP networks has taken place within various government departments in WA, the Telstra Government Sales team has grown its overall total data revenues by 16% in FY 2004.

               Business voice solutions

Telstra launched Telstra IP Telephony in August 2003. This solution offers all the benefits of voice/data convergence to business. Telstra IP Telephony is fully (SIP) standards based and allows customers self-paced migration from their TDM / PABX solutions to full IP telephony. It offers customers integrated desktop control of office telephony.

It is appropriate to comment on Optus’ recent announcement in the voice solutions market. This is not a first for an Australian carrier as claimed. In our view, the Optus’ offering does not have the full range of telephony features or platform management capabilities required by customers. We are not so sure about Optus’ qualifications to offer convergent solutions given their relative position in the IP market.

Now, coming soon from Telstra and as an adjunct to Telstra IP Telephony, Telstra will shortly be announcing a multimedia solution set in conjunction with a major partner. Multimedia capabilities such as group collaboration and presence, will support operation of virtual businesses, personnel mobility and telecommuting. It will operate not only across an IP Telephony environment, but also across a customers legacy telephone environment and including their mobile / wireless environments.

Customers will not have to have converted to full IP telephony to benefit from these capabilities.

Telstra also provides intelligent routing integrated with assisted and self-service tools (IVR and Speech Recognition) that enable our enterprise customers’ to develop effective customer service strategies whilst lowering the cost of ownership in respect of investment into these technologies and provide effective return on investment. Telstra is extending its investment into these platforms and will be able to provide more open, scalable and enhanced features (voice recording, outbound dialling), work with their key customers in developing migration strategies to IP based Contact Centres, and provide multi media channel capability for effective interaction management.

In 2004 Telstra will deploy its Enterprise Speech Solutions (ESS) platform in the intelligent network. This Open Standards, VoiceXML-based platform gives Telstra the capability to offer speech recognition delivered though our network to our enterprise customers. Deploying this platform in our network, leverages Telstra’s investment in network CTI (Computer Telephony Integration) enabling more intelligent routing and self service solutions to be developed.

Telstra will launch an initial suite of speech applications (Corporate Dialler, Departmental Dialler and Store Locator).

Telstra has demonstrated the value of speech recognition internally and will take this experience to its customers. One recent deployment of speech technologies for customers calling Telstra is OneNumber OneVoice (1N1V), a speech application that allows callers to Telstra’s main inbound numbers (132200, 132000, 125111) to be able to search, navigate and interact more easily for customer service within Telstra. 1N1V simply asks callers to say in a few words, give the reason for their call. 1N1V then directs the caller to the correct part of Telstra for service, thus avoiding going through long menus of choices, reducing the time it takes to get the service you want and significantly reducing the number of misdirected callers. This deployment of world-leading speech technology is now an offering Telstra is bringing to market.

               Managed Services

IP network traffic growth in the business sector is being fuelled by the increasing convergence of ICT, IP based applications and their increased interoperability. This leads to growth in our managed services revenues. Managed Services includes outsourcing of WAN, LAN and desktop support as well as network delivered applications and web services.

With telecommunications typically around 25% of ICT spend, this convergence represents a significant growth opportunity for Telcos around the world. Growth comes from two main areas, namely, management of customer network and IT infrastructure and delivery of network based applications; and transaction services, typically targeting supply chain integration, company productivity, and sales channel effectiveness.

Small and large businesses alike continue to look to selectively outsource the management of IT and network infrastructure, preferring a partner that can do both. Telstra’s IP, Data and Voice platforms are tightly linked to our Services Solutions strategy led out of Telstra Business and Government. As stated earlier integrating our IP networks and managed services into business solutions we have achieved growth rates faster than the market.

Data Centre services in hosting have grown 63% over the last 12 months compared to 40% last financial year and against market growth rates of around 30%. Similarly our network based Telstra Information Storage Service (TISS) has grown from 10 Terabytes to almost 60 terabytes in the same 12 months.

We are progressively IP enabling our transaction and applications services. We successfully developed and deployed a new IP exchange for our insurance industry customers, migrating them from a legacy EDI platform. FY04 saw the first full year, and benefits, of the IP service delivering a

23% increase in revenue and carrying almost 4 million transactions, reinforcing that migration to IP typically means increase in usage and in the range of services.

Our focus is now on IP enabling all of our Financial services products and remaining EDI transaction networks. Our Mobile EFTPOS network is now IP enabled and trials on IP enabling the wired network are beginning this quarter for the EFTPOS network which has grown to over 2 million transactions a day in FY04.

Our web based services portfolio continues to grow with our Microsoft partnership with the launch of Managed Exchange 2003 last quarter with one of our first major customers, having all their email, scheduling and calendaring delivered from a network based service accessible on their smart phones in the office or from any internet connection.

Our conferencing business is also well on the path to web services with an estimated 60% market share of the small but fast growing web conferencing market. The audio and web conferencing products are being integrated into a single solution and we are introducing a range of audio and video IP conferencing solutions throughout FY05.

All of the platforms are being enabled for both public and private IP networks increasing the range, security and flexibility of services that can be delivered. Our strategies in managed services, transactions and applications will continue to support our IP network growth as well as provide a significant market differentiator.

The completion of the KAZ acquisition will further enhance our market position and range of Integrated ICT services in the corporate and SME segments. This customer base will be further leveraged and enhanced with our Managed IT, IP applications and transaction services.

               Leveraging in New Zealand

Telstra and TelstraClear have now over a number of years actively leveraged innovation, technology, and capability to provide seamless and similar look and feel products to customers operating across Australia and New Zealand. In addition, we have leveraged and long lined technology, to bring additional enhanced products into the New Zealand domestic customer base.

This offering has included ATM and Frame services using meshed Nortel Passport switches in Australia and New Zealand, and has also included Computer Telephony Integration (CTI) to provide sophisticated call centre capability using Genesys technology operating off Australian and NZ DMS switches. These solutions enable Australian and NZ companies to efficiently use Telstra / TelstraClear’s information solutions to add significant value to their businesses.

Efficiency, Service and Skills

Telstra remains committed, as part of its technology and service strategy, to developing, training and acquiring the necessary best in class network, systems and products architecture, development and operations skills.

Our focus must and should be on end to end delivery systems and best of breed QOS. We have a renewed focus on standards and processes. In addition, we have recently competed a skills review and will be aggressively seeking to upgrade our capabilities in the key areas of data/IP networking, VoPC, VoIP, 3G voice and data, and 4G wireless broadband technologies and services. However, we do not foresee any material impact on labour costs as these will be more than covered by other operational savings.

Now let me turn to service performance. How will TTIP address recent service issues in a cost effective manner?

TTIP has, as one of its priorities for 04/05, “a focus on the basics”. The TTIP plan includes aggressively managing service failures by investing in improved fault detection through alarming our networks and systems and improving fault resolution, restoration and customer management.

TTIP is aiming also to reduce risks from customer network design and usage by continue to build to best practice design standards, further simplifying Operational Support Systems and remedying potential areas of major customer impact. TTIP is balancing process improvement with targeted capital investment to ensure improved service delivery.

Our Customer Access Project has just completed the first year of a three year journey to transform the end-to-end customer access experience. The first major infrastructure building block was to deploy the open dialogue natural language voice portal – 1N1V mentioned previously.

Customer self-service rates have sky-rocketed by over 200% with the application of 1N1V as a result of a simplified customer experience and our ability to more accurately understand the reason for the customer’s call. We are expecting to have around $5 million in additional self-service savings due to 1N1V this year alone

These initiatives will be achieved in conjunction with those key strategic partners that in the company’s view, are best placed to support Telstra’s next generation technology and services evolution.

The company has reviewed its multi vendor sourcing strategy. Whilst we acknowledge and will further leverage the value achieved from aggressive sourcing, at a component level we will be selecting as strategic partners those vendors who have the ability to: positively and materially affect or change Telstra’s business model; are prepared to extensively share their intellectual property and training and development programs; can provide most favoured business terms; and who have a commitment to best in class quality of service.

TTIP and Corporate Services have also worked together to develop a set of rules of engagement covering RFIs, tenders and Strategic Partners. These rules have three purposes: improved speed to market for products and services; reduced cost to both Telstra and the vendors; and clarification of accountabilities and the sponsorship required from TTIP. The rules will assist TTIP, supported by Corporate Services, to achieve commercial outcomes with its vendors more quickly and at reduced cost.

Key Questions and Issues

Now let me tackle some of the burning questions you may have or at least anticipate some you may wish to ask as we take you through our strategies and initiatives over the next few hours. However, I should make the point that given we are yet to announce our full year results and we have limitations on forward looking statements, I do not intend to make additional comments during the day on these sensitive issues.

1. Revenue Growth

As previously stated, we expect the major revenue growth contributions to come from broadband internet and IP solutions, wireless, advertising and directory services.

Our CEO Ziggy Switkowski has previously indicated that based on current economic and market growth trends he expects our growth rates to gradually ramp up over the next 2 years to approaching 4% during the FY 06 year.

TTIP is supporting Telstra’s revenue growth target on a number of fronts. Firstly, TTIP will deliver just over 1 percentage point domestic revenue growth in FY05 from product development initiatives launched from FY03 to FY05. Call completion products like Telstra 101 continue to contribute strongly to the revenue uplift.

Secondly we expect to generate an additional half a percentage point revenue growth simply by improving mobile depth of coverage for both GSM and CDMA networks in priority areas. The direct benefit includes increasing both inbound and outbound usage revenue. As I previously stated our GSM Subscriber base is now approaching 6.7m subscribers and our CDMA base will shortly exceed 1 million subscribers. These are impressive numbers.

2. Costs and Expenses

At the group level Telstra is committed to its $800 million cost reduction program over the three years to FY06. You will receive further updates as to the current progress of this program announcement on 12 August 2004.

At our business unit level the TTIP merger has brought together a number of strategies that sought to improve the operational effectiveness of Telstra’s platforms and networks to better align with our customers through our products and services. TTIP has achieved a very solid cost management outcome for FY04 with our total expenses being $56 million below budget which is about 4% below our total budget.

Cost management will continue to be a key priority for TTIP. We have targeted total expense savings of $130 million in FY05 through a series of initiatives relating to NGCR, Six Sigma and other IT cost reduction programmes offset by business volume increases.

A number of these initiatives will continue to produce savings beyond FY05. A specific example includes the network and platform rationalisation program which will deliver further expense savings of about $110m during the next two fiscal years, FY06 and FY07.

Let me deal specifically with IT costs. As indicated in previous briefings we also have a specific program to reduce IT costs within the company. We are on track to achieving the 50% reduction target off our FY03 base ITS budget of $960 million which itself represents over 60% of the total Telstra IT capex and opex spend of $1.5 billion.

Throughout this total period some of these benefits will be reinvested in revenue growth programs including new mobile service delivery platforms, next generation IP services, broadband expansion, Big Pond mail initiatives, CRM, data warehousing and hosting support.

But our approach to costs across TTIP is not solely in IT. And does not end there. Continued improvement in operational efficiency is a core competency for TTIP and we are committed to deliver on cost reduction targets through network and platform rationalisation, by using best practice tools such as Six Sigma and adopting relevant standards for specific process areas within the group.

We’ve recently introduced management measures within TTIP that address product unit cost control. We expect to have future targets measuring product unit cost.

3. Capital Management

Our CEO and CFO provided quite a deal of detail on this topic in their market briefing on 21 June 2004 and I do not propose to add to those comments and any further questions you may have should be directed to Investor Relations. However I can confirm that from a technology, product and IT point of view there is nothing on the horizon in terms of cash spend which would adversely affect the ability to meet the announced capital management program. You should expect that we have headroom to adequately cover any major unplanned spend in each of the next three years including any acquisitions or investments domestically.

Based on previous performance TTIP is very confident of delivering on its part of Telstra’s capital management commitments for both FY05 and FY06 and through FY07.

TTIP will help to deliver on Telstra’s capital management commitments by overseeing about 75% of the capital program (Network and Discretionary programs of $2.2 billion). The governance processes we have around capital involves:

•	adherence to our Corporate Investment Management Process

•	our Investment Management and Financial Governance processes including “Funds Release”

•	prioritisation / Reprioritisation of the investment to maximise benefit

•	monthly / quarterly reviews

•	ongoing analysis of the Capex requirements and spend; and

•	post Implementation Reviews (PIR’s)

Our processes are robust and sensible.

4. Capex

As per previous guidance, the domestic capex spend will remain reasonably static in FY05 at about $3.0 billion. This affords us adequate development headroom. You may recall within last years plan we have already deployed a national 1xRTT footprint part of our national major city and regional center EVDO network, started the FTTP trials and deployed enterprise IP telephony. We have demonstrated we can invest in growth within the $3.0 billion target.

Also as previously identified, this $3.0 billion capex figure excludes the deployment of WCDMA specifically.

Our expectation capex spending levels will remain roughly the same each year on year thereafter even assuming more aggressive greenfields fiber deployment.

5. 3G

We already have 3G for the business segment now. We already have a national 1xRTT footprint and we will shortly completed national major city and regional centre 3G EVDO rollout. This gives us a very strong set of offerings in the business mobile data space.

Turning to 3G WCDMA consumer services Telstra’s view has not changed about likely demands for 3G specific services ie. we do not see any immediate demand in the market for video streaming or P2P video conferencing. That does not means we are complacent, far from it, it is simply that timing is the key here and any investment and deployment must be synchronised to demand and competitive offerings. That said Telstra will launch 3G services sometime during 05 and you should not expect me to signal to our competitors the exact timing. Telstra expects that take up of services and roll-out will be gradual extending to the metropolitan areas of all capital cities over next 3-4 years.

Telstra will either pursue these opportunities through a paced 3G roll out or an infrastructure sharing arrangement. Under either scenario we will be able to leverage our existing cellular base station sites and structures as well as reuse much of the billing and operations systems already in place for 2G and 2.5G services.

6. VOIP

The carriage of voice via packet technologies including over IP offers two benefits. The first is in the core for transit traffic cost savings and efficiency and Telstra has already deployed VoPC technology in its core primarily to limit the need for additional circuit switched equipment. We expect the volume of voice traffic carried over VoPC to increase gradually over the next 3-5 years based as we need to add additional capacity and seek to lower our operating costs.

The second benefit form VoIP is for our customers. By Q3 of FY 05 will have the capability to offer not only ‘best efforts” VOBB services but also mainstream quality VoIP services using soft switch technology.

It is true that VOIP is also seen as a competitive threat and we will respond appropriately but cautiously in terms of maintaining our yields. This will mean a different approach by segment. At this stage we believe the maximum net revenue effect on Telstra over the next 18-24 months is unlikely to be material in the context of our traditional voice revenues.

7. Product Substitution

For voice Telstra has been successfully managing the F2M and narrowband to broadband substitution to date defending core PSTN revenues. Initiatives to address this include defending PSTN access line subscriptions and revenues by focussing on value added services (101, Talking Text); offering attractive product bundles (*1/2 price 2nd line, bundles) and competitive pricing packages for whole of business customers. We are also capturing customers migrating to wireless through creating distinctive value added services and targeting market segments with higher PSTN abandonment rates.

Lets talk about data. Within the Enterprise segment extensive private networks have been in place for some time. Traffic is not so much moving from the public network, as between technologies. As you know we launched IP Telephony for this segment a year ago.

Much has been made of VoDSL recently, and much of what is discussed is not VoDSL, but really VoIP over broadband. True VoDSL is little more than a form of pair gain system, along the lines of an ISDN primary rate service. We consider it something of a tactical diversion and have focussed our efforts on VoIP instead.

In the SME market, VoIP penetration is still quite low. At present we are seeing some reluctance around take up of pure IP PBXs. The key barrier is cost to replace existing PBXs, KTS and handsets. Our key competitive advantages in the SME market are our existing packaging options we are leveraging into the IP-CPE marketplace; an unbeatable business grade DSL footprint; and 12 months experience with our IP Telephony service.

Voice pricing will continue to be under pressure in any event and we cannot accurately determine to what extent price pressure will accelerate specifically as a result of VoDSL / VoIP. However we will not be leading the market down. Based on our approach of utilising IP platforms to offer other applications in addition to voice, we aim to replace the eroding voice revenue in the all sectors with those from value added or enhanced services. Voice is only one application amongst a suite of services in an IP environment.

Conclusion

The key points I would like you to take away to day are:

•	We have the right team, right focus and we are aggressively asking and addressing the right questions

•	Our Future Network Evolution architecture and customer service strategy is well formulated, has rigorous businesses processes around it and ensures we effectively use technology to innovate

•	Whilst there are some key market differences in Australia we will ensure that we will deploy best of breed technology but the pace of deployment will be based on sound economics and customer demand.

•	We continue to lead and go to market with innovative products and services; and

•	We are firmly aligned with the key financial and capital objectives of the Company as outlined to the market as evidenced by our strong recent FY performance and our current and future year plans.

Thankyou

***************************************************************************************************************

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary

Date: 31 July 2004